ESPRIT
ENERGY GROUP

Esprit Energy Group

Suite 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1
TEL 403-213-3700 FAX 403-213-3710 WEB www.eee.ca

United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

06010189

January 6, 2006

Re: File Number 82-34890

SUPPL

Dear Sirs:

We enclose information required of us by Rule 12g3-2(b) which includes:

Date	Document Type
Jan 5 2006	News release - English
Jan 4 2006	News release - English
Dec 21 2005	News release - English
Dec 5 2005	News release - English
Dec 5 2005	News release - English
Nov 14 2005	Form 52-109FT2 - Certification of Interim Filings - CEO
Nov 14 2005	Form 52-109FT2 - Certification of Interim Filings - CFO
Nov 14 2005	Interim financial statements - English
Nov 14 2005	MD&A - English
Nov 9 2005	News release - English
Nov 2 2005	News release - English
Oct 19 2005	News release - English
Sep 30 2005	News release - English
Sep 28 2005	News release - English

Please sign where indicated on the enclosed copy of this letter to indicate your receipt of these documents and return it to us in the enclosed self-addressed envelope.

Yours truly,

Greg Jerome
VP Finance & Corporate Secretary

cc. Brent Kraus

GJ/vlp

Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number 82-34890

Attention Business/Financial Editors:
Esprit Energy Trust Announces October 2005 Distribution and Updated 2005 Guidance

CALGARY, Sept. 28 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution for October to unitholders of record on October 31, 2005 will be $0.15 per trust unit, a $0.01 per trust unit increase over previous monthly distribution amounts. The distribution announced today will be paid on November 15, 2005. The ex-distribution date will be October 28, 2005. In approving this increase in the monthly distribution to unitholders, the Board of Trustees has reviewed Esprit's distribution policy and believes that a payout ratio of 50 to 60% is appropriate based on the current energy price environment, ongoing capital expenditures and the Trust's capital structure.

Esprit also released new guidance for the last half of 2005. The Trust forecasts that production will range between 17,000 and 17,600 boe per day for the last six months of 2005, a decrease of approximately 1500 boe per day from previous guidance. As a result of the new production forecast, guidance for the second half of 2005 for operating costs and G&A costs has also been revised to $7.70 per boe and $1.35 per boe, respectively.

Approximately 60% of the production shortfall is related to delays caused by weather affecting drilling programs and well tie-ins. The other 40% of the change in production guidance reflects higher than anticipated decline rates principally at Willesden Green and Ante Creek as well as disappointing results from 2 Wabamun wells at Olds and Second White Specks wells at Winnifred.

With regard to the weather-related delays in the capital expenditure program:

- The majority of Esprit's operations are located in central and southern Alberta which experienced unusual amounts of rain throughout the summer months, including record rainfalls in June as well as unusually high levels of precipitation through the third quarter and into September;

- Wet field conditions have prevented Esprit from drilling the 34 well Second White Specks program at Berry for over three months. The first well in this program was spudded today. The entire drilling program is expected to be completed by the end of the year, although only a minor amount of production will be on-stream by year end;

- Soggy field conditions have also delayed the 13 well tie-in program at Olds for three months. This program is now expected to get underway next week and be completed by the end of November;

- Esprit's 5 well drilling program in western Saskatchewan has also been delayed for about two months but is expected to get underway in October.

At Olds, good drilling results in the Viking and Edmonton zones were offset by marginal results from two Wabamun wells drilled in the third quarter. To date in 2005, the Wabamun drilling program has provided overall disappointing results. The fifth and final well in the 2005 Olds Wabamun program is currently being drilled.

Esprit expects to complete its originally planned capital program by the end of 2005 provided there are no further unusual amounts of precipitation. Incremental production from this activity will not come on stream until mid to late fourth quarter 2005.

Esprit has increased its 2005 capital expenditure budget to $70 million from $61 million. The increased capital is allocated to:

- Acceleration of its Banff oil pool infill drilling program at Berry-Richdale and plans to drill up to 5 wells in the fourth quarter of 2005 of the approximately 12 wells in this program. Esprit has recently received approval for this infill program;

- Acceleration of the initial 2 wells of a 7 well development drilling program targeting incremental oil production from Esprit lands in SE Saskatchewan;

- Evaluation of the coal bed methane potential in the Horseshoe Canyon coals at Olds. Coal samples taken from Esprit wells drilling Edmonton sands have been analyzed with encouraging results. Further sampling and analysis is being undertaken to assess the potential for commerciality;

- Unanticipated pricing increases from oilfield service suppliers as well as higher costs associated with mechanical difficulties with two Olds wells.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact Steve Savidant, President and CEO, (403) 213-3729 or Dan Payne, Business Analyst, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN.)

CO: Esprit Energy Trust

CNW 00:04e 28-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number
82-34890

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio and Upcoming Presentation

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Sept. 30 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective October 15, 2005; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.12976 to 1.14051. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit's President and Chief Executive Officer Stephen Savidant will be presenting at Scotia Capital's "Focus on Energy Trusts: Investing for Income Conference" on October 6, 2005 at 9:00am. The presentation will be available on our web-site, www.eee.ca/html/presentations.htm , immediately, while the audio web-cast will be available concurrent with the presentation.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN.)

CO: Esprit Energy Trust

CNW 18:14e 30-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number 82-34890

Attention Business/Financial Editors:
Esprit Energy Trust Amends October Ex-distribution Date

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Oct. 19 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that the ex-distribution date of its October distribution will be October 27, 2005, not October 28, 2005 as previously announced. The October distribution of $0.15 per trust unit will be paid on November 15, 2005 to unitholders of record on October 31, 2005.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.
%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Dan Payne, Business Analyst, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 19:00e 19-OCT-05

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number 82-34890

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Nov. 2 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective November 15, 2005; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.14051 to 1.15385. The increase in the Exchange Ratio is calculated by multiplying the $0.15 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN.)

CO: Esprit Energy Trust

CNW 19:27e 02-NOV-05

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number 82-34890

Attention Business/Financial Editors:
Esprit Energy Trust Announces 2005 Third Quarter Results and November Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Nov. 9 /CNW/ - Esprit Energy Trust (TSX: EEE.UN) ("Esprit" or the "Trust") announced today its financial and operating results for the three months and nine months ended September 30, 2005. Esprit also announced its November distribution of $0.15 per unit for unitholders of record as of November 30, 2005.

Esprit was formed as a Trust on October 1, 2004 from the reorganization of Esprit Exploration Ltd. At that time, certain exploration assets were transferred to a junior exploration company through a plan of arrangement. Since then, Esprit acquired Resolute Energy Inc. ("Resolute") effective April 29, 2005, and Markedon Energy Ltd. ("Markedon") and Monroe Energy Inc. ("Monroe") effective August 9, 2005. Readers should take these transactions into account when comparing year over year and quarter over quarter financial and operating results.

Highlights of Third Quarter Results

- The acquisitions of two privately-held oil and gas producers, Markedon and Monroe, were closed in August, 2005. Both acquisitions are accretive to net asset value, cash flow and production per unit and expand Esprit's inventory of development opportunities.
- $100 million of convertible debentures were issued on July 28, 2005 to fund the Markedon and Monroe acquisitions.
- Production averaged 16,759 barrels of oil equivalent ("boe") per day up 24 percent from 13,525 boe per day in the second quarter and in-line with guidance of 17,000-17,600 boe per day for the last half of 2005. Esprit's production in October is estimated at 17,500 boe per day.
- Natural gas sales prices averaged $8.50 per thousand cubic feet ("mcf"), up from $7.46 per mcf in the second quarter.
- Cash flow for the quarter increased 48 percent to $45.1 million or $0.70 per unit ($0.64 per unit diluted) from $30.5 million or $0.54 per unit ($0.52 per unit diluted) in the second quarter, reflecting increased production volumes and higher commodity prices. Year-to-date cash flow was $98.1 million, or $1.82 per unit ($1.71 per unit diluted).
- Total capital expenditures amounted to $125 million, up from $26 million in the second quarter, primarily due to the acquisitions. Excluding acquisition capital, $25 million of capital expenditures were incurred for exploration and development.
- A total of 19 wells were drilled (17.8 net) for a year-to-date total of 38 gross wells (31.8 net). Of the 19 wells drilled in the third quarter, 16 wells or 84% were successful.
- The senior credit facility was increased by $30 million to $280 million.

Other Highlights

- Esprit has a very active fourth quarter underway with approximately 45 wells to be drilled. To date, 20 of these have been drilled and three drilling rigs are currently working on additional locations. Drilling, completion and tie-in operations are proceeding as planned and on schedule.
- Effective with the October 2005 distribution payable in November,

Esprit increased distributions by $0.01 to $0.15 per trust unit per month.

- Esprit comments in this Third Quarter Report on the consultation process being undertaken by the Federal Department of Finance in regards to Income Trusts. Central to Esprit's message on this topic is that trust unitholders should inform themselves on this important issue for Canadian capital markets and individual investors and that individual unitholders should make their views known to the Federal Government before the expiry of the consultation process on December 31, 2005. Please see more extensive comments later in this report.
- Esprit also confirms its previous guidance for the remainder of 2005. Third quarter production was consistent with the assumptions underlying the guidance provided in Esprit's press release of September 28, 2005. Consistent with this guidance, Esprit is providing the following guidance relative to the fourth quarter of 2005:

<<

	Third Quarter 2005 Actuals	Fourth Quarter 2005 Guidance
Production (boe per day)	16,759	17,250-17,850
Capital Expenditures ($ millions)	25	16

- The Board of Directors of Esprit Exploration Ltd., the wholly owned operating subsidiary of the Trust has approved a business plan and budget for 2006 including a $63 million capital expenditures budget. Additional information is provided later in this report.

	Full year 2006
Production (boe per day)	17,000-17,600
Capital Expenditures ($ millions)	63
Operating Costs ($/boe per day)	8.50
G&A ($/boe per day)	1.85

- In mid September, Mr. Paul B. Myers joined Esprit as Executive Vice President and Chief Operating Officer. Mr. Myers' extensive experience, most recently with EnCana but also with PanCanadian Petroleum, Statoil Exploration US and Amoco, combined with his background in geophysics and geology are a welcome addition to Esprit's team.
- During the month of October 2005, $3.5 million of Debentures were converted to Trust Units reducing the principal amount of the outstanding Debentures to $95.9 million.

CONSOLIDATED HIGHLIGHTS

(unaudited)	Three Months Ended September 30			Nine Months Ended September 30		
	2005	2004(x)	Percent change	2005	2004	Percent change
FINANCIAL						
Oil and gas revenue	83,031	46,351	79	183,051	140,230	31

Net earnings	22,465	(185)	-	49,400	15,920	210
Per unit - basic	0.35	-	-	0.92	0.40	130
- diluted	0.34	-	-	0.90	0.39	131
Cash flow	45,143	13,880	225	98,103	62,985	56
Per unit - basic	0.70	0.34	106	1.82	1.57	16
- diluted	0.64	0.34	88	1.71	1.55	10
Distributions	27,088	-	-	67,683	-	-
TRUST UNITS						
Weighted average - basic	64,533	40,245	60	53,953	40,076	35
Weighted average - diluted	71,914	40,927	76	57,943	40,626	43
Total Trust Units outstanding	64,573	41,013	57	64,573	41,103	57
Total Exchangeable Shares outstanding	1,797	-		1,797	-	-
PRODUCTION VOLUMES						
Natural gas (mcf/d)	79,056	63,139	25	66,664	64,258	4
Natural gas liquids (bbls/d)	1,424	1,360	5	1,364	1,287	6
Crude oil (bbls/d)	2,159	353	512	1,263	585	116
Total (boe/d)	16,759	12,236	37	13,738	12,582	9
SALES PRICES						
Natural gas ($/mcf)	8.50	6.56	30	7.78	6.59	18
Natural gas liquids ($/bbl)	63.94	54.74	17	59.31	53.51	11
Crude oil ($/bbl)	64.60	42.70	51	56.01	33.45	67
Total ($/boe)	53.85	41.17	31	48.81	40.68	20
NETBACKS ($/boe)						
Price	53.85	41.17	31	48.81	40.68	20
Royalties	(11.37)	(10.60)	7	(10.64)	(9.92)	7
Operating costs	(9.40)	(8.69)	8	(8.62)	(7.77)	11
General and Administrative costs	(1.37)	(1.15)	19	(1.50)	(1.18)	27
Netback	31.71	20.73	53	28.05	21.81	29
CAPITAL ($000's)						
Drilling and Completions	17,808	27,699	(36)	31,667	61,096	(48)
Plant and facilities	5,369	11,144	(52)	16,730	33,629	(50)
Land and lease	1,253	1,391	(10)	3,309	16,420	(80)
Capitalized G&A	904	1,057	(15)	2,416	3,339	(28)
Total Exploration and Development	25,334	41,292	(39)	54,122	114,484	(53)
Corporate acquisitions	100,023	-	-	107,024	-	-
Property acquisitions and dispositions	(278)	(37,700)	(99)	(278)	(37,642)	(99)
Office and computer						

assets	150	29	417	477	142	237
Total	125,229	3,621	3358	161,345	76,984	110

(x) Q3 2004 figures shown represent the assets of Esprit Exploration Ltd.

FINANCIAL REVIEW

Cash flow from operations for the quarter increased 48 percent to $45.1 million or $0.70 per unit ($0.64 per unit diluted) from $30.5 million in the second quarter in large part due to the addition of production from the former Resolute properties for a full quarter, and the Markedon and Monroe acquisitions in August. Commodity prices contributed significantly to the higher level of cash flow in the quarter with year-to-date cash flow of $98.1 million, or $1.82 per unit ($1.71 per unit diluted).

Esprit's gross revenue was $83 million for the quarter, up 45 percent from $57 million in the second quarter, and $183 million for the first nine months of 2005. Revenues were positively impacted by increased production volumes from the acquisitions and higher commodity prices. This was partially offset by volume reductions from higher than expected declines at Ante Creek and Willesden Green and capital program delays caused by the record rainfalls in Southern Alberta during the summer months.

Net earnings of $22.5 million or $0.35 per unit ($0.34 per unit diluted) were up from $16 million or $0.28 per unit ($0.27 per unit diluted) in the second quarter. For the first nine months, net earnings were $49.4 million or $0.92 per unit ($0.90 per unit diluted) due to higher production from the addition of the acquired properties and a future income tax recovery.

Unit operating costs averaged $9.40 per boe in the third quarter, up from $8.46 per boe in the second quarter of 2005, reflecting reduced production associated with the delays in West Central and Northwest Alberta. Year-to-date operating costs were $8.62 per boe.

Per unit general and administrative costs were $1.37 per boe down from $1.59 in the second quarter, averaging $1.50 for the nine month period, reflecting higher volumes in the third quarter.

OPERATIONS REVIEW

During the first nine months of 2005, Esprit spent $161 million on capital expenditures, of which $106.7 million was associated with acquisitions and divestitures. Of the $125 million spent in the third quarter, $100.0 million was associated with the acquisition of Markedon and Monroe, $17.8 million was spent on drilling and completions, $5.4 million on facilities and $1.3 million on undeveloped land. Capital expenditures on drilling and completions made in the first nine months of the year ($32 million) represented about 60 percent of Esprit's total capital expenditures for the period.

Esprit drilled 19 wells (17.8 net) during the quarter with 16 (14.8 net) of those being successful, bringing total activity for the year to 38 wells (31.8 net). Record rainfalls in the summer months restricted access and temporarily delayed Esprit's third quarter drilling and completions program. This delay is not expected to impact drilling plans for the full year.

Production volumes in the third quarter averaged 16,759 boe per day up from 13,525 boe per day in the second quarter of the year. Volumes from the Resolute acquisition contributed a full quarter of production and the newly acquired Markedon and Monroe properties began adding to production as of August 9, 2005.

Third quarter production was made up of 79 million cubic feet ("mmcf") per day of natural gas, 1,424 barrels ("bbls") per day of natural gas liquids

and 2,159 bbls per day of oil. In the second quarter, production was comprised of 65.7 mmcf per day of gas, 1,357 bbls per day of natural gas liquids and 1,216 bbls per day of oil.

For the fourth quarter of 2005, Esprit expects to drill between 42 and 48 wells (33 to 36 net) including:

- 32 to 34 Second White Specks infill wells at Berry;
- 3 to 5 Richdale Banff A pool wells at Berry;
- 2 wells at Cold Lake in Northeast Alberta;
- 2 wells at Olds;
- 3 to 5 wells in Saskatchewan.

CORE AREA REVIEW

Southern Alberta

The acquisitions of Resolute, Markedon and Monroe significantly increased Esprit's production in Southern Alberta. This region is made up of five key properties at Berry, Three Hills, Swalwell, High River, and Winnifred.

Reflecting the acquired properties, production in the region totaled 5,370 boe per day in the third quarter, up from 3,955 boe per day in the second quarter.

Two wells were drilled in Southern Alberta with expectations to tie-in during the fourth quarter.

- 1 well at Swalwell
- First Second White Specs well of the infill well program at Berry.

At the end of October, the fourth quarter drilling program is on schedule.

- Between 32 and 34 Second White Specs infill program
- Between 3 and 5 Richdale Banff A Pool wells.

Olds

Production at Olds, located 100 kilometres north of Calgary, averaged 5,276 boe per day, up from 4,531 boe per day in the second quarter due to the completion of the two-week maintenance turnaround at the Olds plant in the second quarter. The shut down was planned to improve the plant's reliability and efficiency.

Esprit drilled 14 wells (14 net) in the third quarter of 2005 targeting the Viking, Edmonton and Wabamun targets, of which 11 were successful.

The Trust is continuing to assess the results of 2005 drilling in the Wabamun formation. Of the four wells drilled to the end of the third quarter, two were dry holes, one was a very marginal gas well and a fourth was a moderate gas well. Subsequent to the end of the quarter, a dry hole was re-entered and drilled horizontally in a different direction resulting in another moderate gas well. Production volumes associated with the 3 successful wells are lower than expected however, due to lower than anticipated permeability in the reservoir. A fifth Wabamun well is currently being drilled and should be tested in November.

An intense technical effort, in association with outside experts, is underway to assess why natural gas flow rates (from wells drilled as part of the 2005 capital program at Olds) have been less than the historical flow rates typically achieved in the Wabamun zone.

Esprit encountered Horseshoe Canyon coals during drilling of the shallow gas program at Olds. Coal samples have been analyzed with encouraging results. Esprit plans to test two wells with coalbed methane potential. Further sampling and analysis is being undertaken to assess the potential for commerciality of gas in place.

West Central Alberta

During the third quarter, this area produced 3,987 boe per day, compared with 3,446 boe per day in the second quarter. The second quarter was negatively impacted by a scheduled maintenance turnaround at a third party operated plant, which processes the Blackstone volumes.

The Trust participated in a 10 percent working interest well at Willesden Green during the quarter. The Operator is currently looking at tie-in options for the well. The focus for this area is on maintaining production levels with little incremental spending on new opportunities.

Northwest Alberta

All assets in this area were acquired through Resolute, and increased Esprit's production by approximately 1,500 boe per day beginning April 29, 2005. Going forward this will be a core area for the Trust as it provides strong incremental exploitation opportunities. The Trust is currently focusing on a technical evaluation of the area to ensure that capital is allocated to the highest value and lowest risk locations.

Production from the area amounted to 1,466 boe per day in the third quarter, lower than originally expected due to higher than expected declines at Ante Creek.

The Trust is currently assessing the Peace River Arch area to identify 2006 infill drilling locations.

Saskatchewan

The Trust is focused on two areas in Saskatchewan, Lashburn in the northwest and Wauchope in the southeast. Heavy oil is the trust's focus in the Lashburn area and light oil is the focus at Wauchope. Fourth quarter plans include drilling between three to five wells at Saskatchewan.

Cash Distributions

Esprit paid out approximately $27 million in distributions, resulting in a payout ratio of 60 percent, in the third quarter. The Trust expects to maintain a payout ratio of 50 to 60 percent of its cash flow subject to commodity price environment and production levels. During the third quarter, Esprit provided unitholders with distributions of $0.14 per unit per month. The previously announced October distribution, payable in November, was raised to $0.15 per unit.

Further, Esprit announced today that its monthly distribution for November to unitholders of record on November 30, 2005 will be $0.15 per trust unit. The distribution will be paid on December 15, 2005. The ex-distribution date will be November 28, 2005.

Marketing & Hedging Program

Esprit's marketing and hedging activities resulted in an average natural gas price of $8.50 per mcf at the plant gate for the third quarter, up 14 percent from $7.46 per mcf in the second quarter. Esprit's current hedges are as follows:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Average Price
AECO Fixed Price	20,000	Financial	Oct. 1/05 - Oct. 31/05	$7.58
AECO Fixed Price	25,000	Physical	Oct. 1/05 - Oct. 31/05	$9.33
AECO Fixed Price	20,000	Financial	Nov. 1/05 - Mar. 31/06	$9.76
AECO Fixed Price	7,500	Physical	Nov. 1/05 - Mar. 31/06	$10.42
AECO Collar	5,000	Financial	Oct. 1/05 - Oct. 31/05	$6.00-7.35

AECO Collar	7,000	Financial	Oct. 1/05 - Oct. 31/05	$6.00-7.68
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.00-9.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.00-9.50
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-10.50
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-11.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-12.45
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$8.00-14.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$8.00-15.20
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$9.00-16.70
AECO Collar	2,500	Financial	April 1/06 - Oct. 31/06	$7.50-10.10
AECO Collar	2,500	Financial	April 1/06 - Oct. 31/06	$8.00-10.25
AECO Fixed Price	12,500	Financial	April 1/06 - Oct. 31/06	$8.87
AECO Fixed Price	2,500	Physical	April 1/06 - Oct. 31/06	$9.05

Esprit has also hedged a portion of the production associated with the acquisition of Markedon and Monroe Energy, to protect its rate of return on these transactions. A total of 650 bbls per day of oil has been hedged from November 1, 2005 to October 31, 2008 at a Canadian dollar WTI equivalent of $71.50 per barrel.

Crude Oil Contracts	Volume boe/d	Type	Term	Price
CDN $ WTI	650	Fixed Price	Nov. 1, 2005 - Oct. 31, 2008	$71.50/boe

Financial Strength

As of September 30, 2005, Esprit's total long-term debt was $149 million. The Trust has a $280 million credit facility, with $131 million of unused bank borrowing capability at the end of the quarter. The Trust's annualized net debt-to-cash flow ratio for the third quarter, excluding outstanding convertible debentures, was 0.92 compared with 1.24 for the second quarter.

2006 Guidance

Esprit's 2006 production and operating guidance is as follows:

	Guidance	Period
Capital Expenditures	$63 million	Full year
Production	17,000 - 17,600 boe per day	Full year
Operating Costs	$8.50/boe per day	Full year
G&A	$1.85/boe per day	Full year

The operating and capital budget plan underlying the guidance is solid, detailed and based solely on Esprit's existing assets. Esprit continues to review its Olds assets and has included drilling plans in its capital budget for 2006. However, in order to de-risk the production guidance from the current uncertainty at Olds, little incremental production is included in the 2006 Plan and associated guidance from the Olds drilling program.

In terms of 2006 guidance, Esprit, along with all other oil and gas companies and trusts, is experiencing significant cost pressure as a result of the very high activity levels in the industry which directly affect capital and operating costs and an extraordinarily tight market for human resources which directly affects G&A costs. Esprit is monitoring all elements of its cost base continuously and will respond as necessary and quickly to remain competitive. This may affect costs in 2006.

Federal Government Consultation Process on Flow Through Entities

In September of this year, the Minister of Finance of Canada announced a consultation process regarding Flow Through Entities ("FTE's") which include "Income Trusts" and a moratorium on advanced tax rulings for entities considering conversion to a trust. The uncertainty created by these announcements has had a significant adverse effect, at least for the time being, on the value of FTE's in the financial markets. Esprit estimates the impact on the value of Esprit units at $1.00 to $1.50 per unit representing approximately 10 percent of the value of the trust units or almost $100 million.

Esprit recommends that unitholders should inform themselves on this important issue for Canadian capital markets and individual investors and make their views known to the Federal Government before the expiry of the consultation process on December 31, 2005.

Esprit's views on this issue are summarized as follows:

FTE's have been a growing segment of the Canadian investment market for approximately 15 years. Through FTE's, individual Canadian investors have participated in the ownership of Canadian equities in historic proportions; doing so without any previously expressed concern from taxation authorities. Before FTE's, Canadians seeking investment income relied on bank deposits, GIC's, bonds and preferred shares. By providing an alternative to those securities, FTE's have resulted in higher equity participation rates by taxable Canadian investors with higher levels of taxable returns than alternative investments.

In principle, the Government's process of consultation is a reasonable approach. Our hope is that the review will be balanced particularly considering the $170 billion commitment, largely by Canadian individual investors, to this sector over the past decade.

Unfortunately, we and many others have concerns with the analysis undertaken by the Finance Department which seems to be based on a number of questionable assumptions, including erroneous assumptions about the estimated loss of tax revenues and the future impact of FTE's on the Canadian economy.

The Government needs to be very careful in any changes to this structure as it can destroy significant current value for investors as well as stifle economic growth by reducing an economic advantage for Canadian business. In fact, the announcement by the Government to study the tax issues related to FTE's has already created significant uncertainty in the income trust markets and destroyed substantial value for income trusts, their investors and for the Canadian economy. It is paramount for the success of any business and economy that tax rules are consistent and transparent.

Contrary to some expressed views, Esprit believes that energy trusts have contributed to the overall productivity of the Canadian economy. By focusing sharply on more mature oil and gas properties, oil and gas trusts' efforts are entirely aimed at optimizing the value of the remaining energy in these properties. At the same time, Esprit and other oil and gas trusts continue to carry out development, exploitation and even exploration drilling on their lands to unlock new energy reserves. These activities are mostly carried out by direct investment, however, where this is not possible, these opportunities are sold or farmed out to other companies. It is not in a trust's interest to allow these opportunities to lay dormant and all oil and gas trusts are acutely aware of this.

In light of Esprit's position that those most directly affected by the outcome of the government's consultation process should inform themselves on the issue and make their views known, and in response to inquiries from numerous Esprit unitholders seeking assistance in participating in the consultation process, we are providing the following information to assist in communications on this issue with the Federal Government.

For written submission by

e-mail to:	trusts-fiducies(at)fin.gc.ca
Or to contact the Minister of Finance:	The Honourable Ralph Goodale Department of Finance 140 O'Connor Street Ottawa, Ontario K1A 0A6 Phone: 613-996-4743/Fax: 613-996-9790 E-Mail: goodale.R(at)parl.gc.ca
Or to contact your Member of Parliament:	www.canada.gc.ca/directories/direct_e.html

It is important to note that submissions or other communications on this matter are required by December 31, 2005, the end of the consultation process.

Esprit Energy Trust is a member of the Canadian Association of Income Funds ("CAIF") and will support CAIF in making submissions as part of the consultation process.

Esprit is also considering making its own submission to the Department of Finance. If it does so, it will post this submission on the Esprit website www.eee.ca.

Conference Call

For those interested parties, Esprit will be holding a conference call on November 10th, 2005 at 8:00 am MST (10:00 EST). To access the call dial 1-800-796-7558 or 416-640-4127 for international callers, or access the online URL at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1277320. Should you have any questions in this regard prior to the call, please contact Dan Payne at (403) 213-3764.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of November 8, 2005.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the 2004 reorganization plan of arrangement.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following non-GAAP measures are used in this MD&A:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.
(2) Net debt equals bank loans and convertible debentures plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.
(3) Net debt to cash flow ratio equals the total net debt (as defined above) divided by cash flow (as defined above). Net debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.
(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Netbacks are a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A and neither the Trust, nor the Company undertake any obligation to publicly update or revise these statements to reflect new information, subsequent or otherwise.

2004 REORGANIZATION OF ESPRIT

On October 1, 2004 the Company completed a reorganization by plan of arrangement (the "Arrangement") into the Trust and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the Trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of Esprit Energy Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities. The Trust and ProspEx have separate Boards and management.

The Trust effectively acquired approximately 90 percent of the former producing assets of the Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, were transferred to ProspEx. After giving effect to the Arrangement, the financial statements of the Trust have been prepared on a continuity of interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures prior to and including the third quarter of 2004 in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and, as such, will not be comparable for all periods presented. The fourth quarter of 2004 was Esprit's first quarter as a trust.

During the second quarter of 2005 Esprit's Board approved the elimination of the Trust's A/B unit structure. Esprit's outstanding Class A Trust Units

and Class B Trust Units were reclassified into a single class of units ("Trust Units"). The effective date of the reclassification was June 30, 2005 and the single class of units began trading on the TSX on July 5, 2005.

TRUST OVERVIEW AND HIGHLIGHTS

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. The Trust's principal properties are in Alberta. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe ("mmboe") as evaluated by our independent petroleum engineers. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing approximately twelve percent of total production for the quarter ended September 30, 2005. The Trust distributes a large percentage of its cash flow to investors. Cash flow not distributed is utilized to fund the finding and developing of oil and natural gas reserves and optimization of current production and may be used to repay debt. The Trust's strategy is to maintain stable distributions and production. Growth in production and reserves will be targeted through strategic, accretive acquisitions. The Trust has a significant undeveloped land base and an inventory of drilling prospects in its core areas.

On April 29, 2005, through a plan of arrangement Esprit acquired the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares traded on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. Immediately after the transaction, the Company amalgamated with Resolute. As part of this plan of arrangement, certain Resolute assets were transferred to a separate publicly traded company (Cordero Energy Inc.) the shares of which were issued to the previous shareholders of Resolute. The Trust issued approximately 24.1 million trust units to the shareholders of Resolute. The assets acquired through this transaction have increased Esprit's production by approximately 60 percent and have diversified the Trust's production base. The assets acquired were predominantly sweet, natural gas properties and have increased the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production. An additional 15.7 mmboe of proved reserves and 20.4 mmboe of proved plus probable reserves have been added to Esprit's asset base as a result of this acquisition.

On August 9, 2005, Esprit acquired two privately-held Calgary-based oil and gas companies. Esprit acquired all of the issued and outstanding shares of the companies for aggregate cash consideration of $98.5 million. The total value of the transaction, including the related acquisition costs of $1.6 million, was approximately $100.1 million. The two acquisitions represent 5.0 mmboe of proved plus probable reserves of which 2.6 mmboe are proved. The reserves are roughly 65 percent light oil and 35 percent natural gas. After these transactions, Esprit's Proved plus Probable Reserve Life Index (RLI) will be essentially unchanged, moving from 10.8 years to 10.7 years.

To fund the August 9th acquisitions, Esprit issued $100 million of convertible unsecured subordinated debentures ("the Debentures"). The Debentures have a coupon rate of 6.50 percent, payable semi-annually in arrears, and a maturity date of December 31, 2010. The Debentures are convertible into trust units of Esprit at $13.85 per trust unit and are redeemable by the Trust after December 31, 2008. The offering closed on July 28, 2005. The convertible debentures of the Trust trade on the TSX under the trading symbol EEE.DB.

FINANCIAL REVIEW

NET EARNINGS AND CASH FLOW

($ 000's except per unit amounts)	Sept 30 2005	Sept 30 2004	June 30 2005	Three months ended Mar 31 2005	2005	Nine months ended Sept 30 2004
Net earnings	22,465	(185)	15,906	11,029	49,400	15,920
Cash flow	45,143	13,880	30,504	22,456	98,103	62,985
Net earnings per unit - basic	0.35	-	0.28	0.27	0.92	0.40
Cash flow per unit - basic	0.70	0.34	0.54	0.56	1.82	1.57
Net earnings per unit - diluted	0.34	-	0.27	0.27	0.90	0.39
Cash flow per unit - diluted	0.64	0.34	0.52	0.53	1.71	1.55
Basic weighted average units	64,533	40,245	56,802	40,178	53,953	40,076
Diluted weighted average units	71,914	40,927	58,961	42,312	57,943	40,626
Cash distributions per unit	0.42	-	0.42	0.42	1.26	-

Cash flow for the third quarter of 2005 was $45.1 million, up $31.3 million or 225 percent from the third quarter of 2004 and $14.6 million or 48 percent from the second quarter of 2005. Higher production volumes and commodity prices each contributed approximately equivalently to increased cash flow over the last quarter. The third quarter 2005 cash flow includes a full quarter of results from the former Resolute properties as the results of operations from these properties were included from April 29th, the effective date of the acquisition, onwards. The results of operations of the former Markedon and Monroe properties were included from August 9th onwards. The cash flow resulting from the former Resolute, Markedon and Monroe assets (the "Acquired Assets") much more than replaced the cash flow from the assets transferred to ProspEx in October of 2004.

Cash flow for the first nine months of 2005 was up 56 percent to $98.1 million from $63.0 million in the first nine months of 2004. The increase is mostly due to the cash flow from Acquired Assets, offset partially by increased interest expense on bank loans and convertible debentures, non-capitalized Resolute acquisition and integration costs and higher general and administrative costs resulting from the acquisitions completed during the year and the increased size of the Trust.

Net earnings for the third quarter of 2005 were $22.5 million compared to a loss of $0.2 million in the third quarter of 2004. Net earnings for the first nine months of 2005 were $49.4 million an increase of 210 percent or $33.5 million from $15.9 million for the first nine months of 2004. The prior year's third quarter earnings were impacted by $8.3 million of costs associated with Esprit's conversion to a trust. The increase in earnings compared to the prior year, for both the three and nine months ended September 30, is due to increased production from the Acquired Assets, discussed above, higher commodity prices and decreased future income tax expense partially offset by higher expenses for depletion, depreciation and amortization ("DD&A"), accretion of asset retirement obligation and unit-based compensation. The increases in DD&A, accretion and unit-based compensation expense were all a result of the acquisitions completed in 2005. These items are discussed in more detail below.

OIL AND NATURAL GAS REVENUE

Sept 30	Sept 30	June 30	Three months ended Mar 31		Nine months ended Sept 30

	2005	2004	2005	2005	2005	2004
Oil and gas revenue ($000s)	83,031	46,351	57,382	42,638	183,051	140,230
Production Volumes						
Natural gas (mcf/d)	79,056	63,139	65,709	54,963	66,664	64,258
Natural gas liquids (bbl/d)	1,424	1,360	1,357	1,310	1,364	1,287
Oil (bbl/d)	2,159	353	1,216	394	1,263	585
Total (boe/d)	16,759	12,236	13,525	10,864	13,738	12,582
Sales Prices						
Natural gas ($/mcf)	8.50	6.56	7.46	7.12	7.78	6.59
Natural gas liquids ($/bbl)	63.94	54.74	58.43	55.09	59.31	53.51
Crude oil ($/bbl)	64.60	42.70	50.07	26.43	56.01	33.45

Oil and natural gas revenue for the third quarter of 2005 was $83.0 million, up 79 percent from $46.4 million in the same quarter of 2004. This increase was due to a 37 percent increase in total equivalent production volumes, due largely to the Acquisitions, but offset partially by the transfer of certain assets to ProspEx. Also, the Trust saw a 31 percent rise in overall commodity prices received. Oil and natural gas revenues increased by $25.6 million or 45 percent compared to the second quarter of 2005. Higher production volumes and commodity prices each contributed approximately equivalently to increased revenue over the last quarter.

Oil and natural gas revenue for the nine months ended September 30, 2005 was $183.1 million compared to $140.2 million for the same period of 2004. The increase in revenue is due to increased production volumes from the Acquired Assets, partially offset by reduced revenue from the transfer of assets to ProspEx, downtime for the June 2005 Olds and Ram River (Blackstone) plant turnarounds and wet weather related operational issues in the second quarter of 2005. The scheduled Olds turnaround was executed as planned and production from the plant was fully restored by the end of June after being shut down for 16 days. Also contributing greatly to the increase in revenues was a 20 percent overall increase in commodity prices received by the Trust compared to the first nine months of 2004.

Prices and product marketing

In the third quarter of 2005, the Company's marketing activities resulted in an average natural gas price of $8.50 per thousand cubic feet ("mcf") at the plant gate, an increase of 30 percent compared to the average third quarter 2004 price of $6.56 per mcf. The year-to-date average gas price is $7.78 per mcf compared to $6.59 per mcf during the same period of 2004, an 18 percent increase. This is $0.20 per mcf higher than the expected Alberta Reference Price for the year-to-date. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. Canadian gas prices significantly benefited from the US based NYMEX gas price increases which were largely driven by hot weather and supply interruptions caused by hurricane Katrina.

The average natural gas liquids ("NGL") sales price received in the third quarter of 2005 of $63.94 per bbl is up 17 percent from the same period of 2004. The natural gas liquids price received for the first nine months of 2005 was $59.31 per bbl compared to $53.51 per bbl in 2004.

Esprit's average oil price in the third quarter of 2005 was $64.60 per bbl, which was up 51 percent compared to the third quarter of 2004. Ongoing supply and demand uncertainty was elevated as oil production was significantly affected by hurricane Katrina during the quarter. The year-to-date oil price was $56.01 per bbl compared to $33.45 per bbl during the first three quarters

of 2004.

As part of its risk management policy, which is described in more detail below, Esprit enters into commodity price derivative contracts to provide downside price protection. When compared to published monthly market prices, natural gas hedging activities increased gas revenue by $0.4 million ($0.02 per mcf) for the first nine months of 2005 (a decrease of $0.9 million or $0.05 per mcf for the same period of 2004) and decreased revenue by $1.3 million ($0.18 per mcf) in the third quarter of 2005 (a decrease of $0.3 million or $0.05 per mcf for the same period of 2004).

For the remainder of 2005, the Trust has approximately 26 percent of its estimated annual natural gas production hedged via fixed price contracts. In the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue. An additional 23 percent of natural gas volumes are protected via collars which provide downside price protection but also remove the benefit of prices above a specified level. If all of Esprit's contracts were closed out on September 30, 2005, the loss resulting from the settlement would have been approximately $34.0 million. At November 1, 2005 the loss that would have resulted from closing all of Esprit's contracts was $6.5 million.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. The Trust uses commodity price hedges to limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Board of Trustees regularly meets with management to review the Trust's hedging strategy and the hedges in place. In the case of a material acquisition, the Trust will consider using hedges on a larger portion of the acquired production to lock in the transaction economics.

Production

	Three months ended				Nine months ended	
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	2005	Sept 30 2004
Natural gas (mcf/d)	79,056	63,139	65,709	54,963	66,664	64,258
Natural gas liquids (bbl/d)	1,424	1,360	1,357	1,310	1,364	1,287
Oil (bbl/d)	2,159	353	1,216	394	1,263	585
Total (boe/d)	16,759	12,236	13,525	10,864	13,738	12,582
Natural gas	79%	86%	81%	84%	81%	85%
Natural gas liquids	9%	11%	10%	12%	10%	10%
Oil	12%	3%	9%	4%	9%	5%
Total	100%	100%	100%	100%	100%	100%

Total average daily oil equivalent production for the third quarter of 2005 of 16,759 boe per day represents a 37 percent increase over the third quarter of 2004 production of 12,236 boe per day. A number of offsetting factors influenced production in the third quarter of 2005 compared to the same quarter of 2004. Production volumes increased due to the Acquired Assets; however the increase was partially offset by decreased production due to the transfer of properties to ProspEx. Production volumes for the third quarter of 2005 were up from the first and second quarters of 2005 also due to the

Acquired Assets. The third quarter volumes include a full quarter of production from the former Resolute assets. Only 53 days of production from the former Markedon and Monroe assets were included in the third quarter results as the Markedon and Monroe acquisitions had an effective date of August 9th.

Esprit's third quarter 2005 average natural gas production of 79.1 million cubic feet ("mmcf") per day has increased approximately 25 percent from the third quarter 2004 natural gas production of 63.1 mmcf per day. Natural gas production was increased significantly by the Resolute acquisition while the Markedon and Monroe acquisitions were largely responsible for increases in oil production. The increase in gas production from the Resolute acquisition was partially offset by the decrease in production related to the properties transferred to ProspEx. Third quarter production volumes were negatively impacted, when compared to Esprit's forecasted volumes, by unanticipated weather-related downtime and delays as well as higher than expected decline rates on some wells in the Willesden Green and Ante Creek areas. Gas production for the first nine months of 2005 averaged 66.7 mmcf per day compared to 64.2 mmcf for the first nine months of 2004. Year-to-date production was impacted by the same issues which impacted quarterly production. However the year-to-date production was also impacted by the scheduled major plant maintenance at Olds and Ram River (Blackstone) and unanticipated operational issues related to wet weather which were experienced in the second quarter of 2005.

Natural gas liquids production of 1,424 bbls per day for the third quarter and 1,364 bbls per day for the first nine months of 2005 was five and six percent higher, respectively, than the third quarter of 2004 of 1,360 bbls per day and the first nine months of 2004 of 1,287 bbls per day. Natural gas liquids for the third quarter, as a percentage of total natural gas production, decreased to eleven percent compared to thirteen percent in the third quarter of 2004. This reflects the less liquids-rich gas associated with the Acquired Assets.

In the third quarter of 2005, oil production averaged 2,159 bbls per day, an increase of 1,806 bbls per day compared to the same quarter of 2004. This increase is due entirely to the oil production from the Acquired Assets. Year-to-date oil production increased to 1,263 bbls per day in 2005 from 585 bbls per day in 2004, also due to the acquisitions completed in 2005.

Previously the Trust forecasted that its production for the last six months of 2005 would average between 17,000 boe per day and 17,600 boe per day. This was a decrease of approximately 1,500 boe per day from the original second half 2005 guidance. The decrease was due to delays caused by weather affecting drilling programs and well tie-ins, higher than anticipated decline rates principally at Willesden Green and Ante Creek as well as disappointing drilling results from two Wabamun wells at Olds and the Second White Specks wells drilled at Winnifred.

ROYALTIES

	Three months ended				Nine months ended	
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	Sept 30 2005	Sept 30 2004
Total royalties (net of ARTC) ($ thousands)	17,534	11,932	12,182	10,190	39,906	34,191
As a % of oil and gas sales	21	26	21	24	22	24
Per boe	11.37	10.60	9.90	10.42	10.64	9.92

Royalty expense of $17.5 million for the third quarter of 2005 increased from the prior year's royalty expense of $11.9 million due to the significantly increased revenues in 2005. As discussed earlier, the increased revenues were a result of higher volumes from the Acquired Assets as well as significantly increased commodity prices. The total royalties as a percentage of revenue were 21 percent in the third quarter of 2005 compared to 26 percent in the third quarter of 2004 and 21 percent in the prior quarter of 2005. The decrease in the royalty rate is due to the lower royalty rate properties acquired through the Resolute transaction as well as the recognition of some deep well royalty holidays at High River. The royalty rate for the remainder of 2005 is expected to be approximately 24 percent.

The year-to-date royalty expense of $39.9 million was $5.7 million higher than the prior year royalty expense of $34.2 million. Higher royalties as a result of increased revenue from strong commodity prices and higher volumes from the acquisitions were partially offset by lower royalty expenses for the properties transferred to ProspEx, some prior year gas cost allowance amendments and the recognition of some deep well royalty holidays.

OPERATING COSTS

				Three months ended		Nine months ended
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	2005	Sept 30 2004
Operating expenses ($ thousands)	14,488	9,785	10,412	7,412	32,312	26,770
Per boe	9.40	8.69	8.46	7.58	8.62	7.77

Esprit's third quarter operating costs were $14.5 million, or $9.40 per boe, compared to $9.8 million, or $8.69 per boe, for the third quarter of 2004. The third quarter 2005 per unit operating costs are higher than the same period of 2004 mainly due to higher electricity costs and pipeline integrity work carried out during the quarter. Further, the properties transferred to ProspEx had low operating costs relative to Esprit's other properties, which resulted in Esprit's per unit operating costs being relatively higher in the current year. The total operating costs are higher in the third quarter of 2005 as compared to the first and second quarters of 2005 due to the Acquired Assets whose operating costs were relatively higher than Esprit's pre-acquisition operating costs.

Year-to-date total operating costs were $32.3 million, or $8.62 per boe, compared to $26.8 million, or $7.77 per boe, for the same period of 2004. The increase in total operating costs was due to the additional volumes resulting from the acquisitions, offset by decreased costs associated with the production transferred to ProspEx. However, the increase in year-to-date per unit operating costs was largely a result of the production downtime relating to the Olds plant turnaround.

DEPLETION, DEPRECIATION & AMORTIZATION

				Three months ended		Nine months ended
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	2005	Sept 30 2004

Depletion, depreciation and amortization ($ thousands)	22,506	11,188	15,821	10,186	48,513	34,277
Per boe	14.60	9.95	12.85	10.42	12.94	9.98

Depletion, depreciation and amortization ("DD&A") expense in the third quarter of 2005 was $22.5 million, or $14.60 per boe, and $48.5 million year to date, or $12.94 per boe; up from $11.2 million, or $9.95 per boe, in the third quarter of 2004 and $34.3 million or $9.98 per boe year to date in 2004. DD&A per boe has been increasing gradually each quarter as Esprit's finding and development costs are higher than the historical costs. Due to the significance of the acquisitions completed during 2005, the second and third quarter DD&A rates increased more dramatically than the increases seen in the quarters prior to the Acquisitions. A large portion of the reserves acquired in the Markedon and Monroe acquisitions were probable reserves and because the DD&A rate is calculated using only proven reserves the rate significantly increased during the quarter. The increase in total DD&A expense for the quarter is a result of an increase in the DD&A rate, combined with an increase in production volumes. The new accounting treatment for exchangeable shares also increases the DD&A rate as the conversion of exchangeable shares into trust units results in an increase in capital assets. The DD&A rate is expected to continue to increase as current year finding and development costs are greater than Esprit's historical rate.

GENERAL AND ADMINISTRATIVE

				Three months ended		Nine months ended
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	2005	Sept 30 2004
General and administrative costs ($ thousands)	2,109	1,292	1,957	1,573	5,638	4,082
Per boe	1.37	1.15	1.59	1.61	1.50	1.18

Third quarter net general and administrative expenses increased 63 percent to $2.1 million from $1.3 million in 2004. Per unit general and administrative expenses for the quarter were $1.37 per boe compared to $1.15 per boe in the same quarter of 2004, a 19 percent increase. The increase in general and administrative costs, from the same quarter of 2004 and the comparable year-to-date period of 2004, is due to increased administration associated with managing an income trust, increased regulatory reporting requirements as well as the costs associated with the integration of the Resolute, Markedon and Monroe properties and staff. Lower production due to the Olds plant turnaround also negatively impacted year to date per unit general and administrative costs.

INTEREST AND FINANCING CHARGES

				Three months ended		Nine months ended
($ thousands)	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	2005	Sept 30 2004

Interest on bank loans	1,294	720	1,124	884	3,302	2,569
Interest on Debentures	1,138	-	-	-	1,138	-
Amortization of Debenture issue costs	174	-	-	-	174	-
Accretion of Debentures	71	-	-	-	71	-
Total interest and financing charges	2,677	720	1,124	884	4,685	2,569

Interest expense in the third quarter of 2005 of $2.7 million was up $2.0 million from $0.7 million in the same quarter of the prior year. The increase in total interest and financing charges was due largely to the interest, accretion and amortization of financing charges on the $100 million principal amount of 6.5 percent convertible unsecured subordinated debentures issued on July 28, 2005. For a further discussion of the Debentures see the "Liquidity and Capital Resources" section below. The increase in interest on bank loans was due to higher average bank debt compared to 2004 and a slightly higher average interest rate. The increase in the average bank debt was due largely to the assumption of debt on the acquisition of Resolute. The average rate on the utilized portion of the credit facility was 3.5 percent in 2005 compared to 3.4 percent in 2004.

RESOLUTE PLAN OF ARRANGEMENT COSTS

During the second quarter of 2005 the Trust paid, to employees and officers, $0.8 million in transaction bonuses and employee retention payments. These costs were directly related to the acquisition of Resolute and have been expensed on the statement of earnings and deficit for the nine months ended September 30, 2005.

INCOME TAXES

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporations tax and Saskatchewan capital tax. The large corporations tax and Saskatchewan capital tax have increased from the prior year reflecting the increase in taxable capital as a result of Acquisitions.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust which ultimately transfer both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

CAPITAL EXPENDITURES

			Three months ended		Nine months ended	
($ thousands)	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	2005	Sept 30 2004
Capital expenditures	25,334	41,292	18,334	10,454	54,122	114,484
Acquisitions & Dispositions	99,745	(37,700)	6,971	30	106,746	(37,642)
Office and computer assets	150	29	246	82	477	142
Total	125,229	3,621	25,551	10,566	161,345	76,984

Total capital expenditures for the first nine months of 2005 include $100

million associated with the Markedon and Monroe acquisitions and $7.0 million in costs for the Resolute acquisition. Capital expenditures for the first nine months of 2005 of $54.1 million are 53 percent lower than the same period of 2004. As a Trust, Esprit's capital spending is scaled back significantly from those of a traditional explorer, focusing instead on the development of existing assets. The majority of the capital in the first three quarters of 2005 was spent in the Olds and Swalwell areas. Of the total capital spent in the third quarter, $17.8 million was spent on drilling and completions, $5.4 million on facilities and $1.3 million on land with the remainder being capitalized general and administrative costs and seismic purchases.

The Trust's full year guidance for exploration and development capital spending is $70 million. This has been increased from the previously disclosed $61 million. The increased capital will be allocated to the acceleration of the drilling programs in Berry/Richdale and Saskatchewan, the evaluation of the coal bed methane potential at Olds and increases in costs charged by oilfield service suppliers.

LIQUIDITY AND CAPITAL RESOURCES
(000's except ratios)

As at	Sept 30, 2005	June 30, 2005	March 31, 2005	Dec 31, 2004
Bank loans	$148,691	$133,814	$93,166	$86,875
Working capital deficiency	$16,470	$18,299	$14,940	$16,139
Net debt (excluding debentures)	$165,161	$152,113	$108,106	$103,014
Convertible debentures	$97,254	-	-	-
Total net debt	$262,415	$152,113	$108,106	$103,014
Bank loans to cash flow ratio	0.8	1.1	1.0	1.0
Net debt (excluding debentures) to cash flow ratio	0.9	1.2	1.2	1.2
Total net debt to cash flow ratio	1.5	1.2	1.2	1.2
Outstanding units	64,573	64,523	40,289	40,183

On July 28, 2005 the Trust issued $100 million of 6.5 percent convertible unsecured subordinated debentures for proceeds of $96.0 million (net of issuance costs). The Debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per trust unit. The Debentures mature December 31, 2010, at which time they are due and payable. The net proceeds were used to fund the acquisitions of Markedon and Monroe.

The Debentures have been classified as debt net of the fair value of the conversion feature which has been classified as part of unitholders' equity. The issue costs have been recorded as a deferred asset and will be amortized over the term of the Debentures, and the debt portion will accrete up to the principal balance at maturity. The accretion, amortization of issue costs and the interest payable are expensed within interest and financing charges on the consolidated statements of earnings.

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. At September 30, 2005, the Trust's net debt, excluding debentures, was $165.2 million composed of $148.7 million outstanding on its senior credit facility and a working capital deficiency of $16.5 million. This reflects a 0.83 times net debt (excluding debentures) to cash flow ratio based on third quarter annualized cash flow, however, third quarter cash flow includes only 53 days of cash flow from the former Markedon and Monroe properties. Total net debt was $262.4 million and, in addition to the bank loans and working capital, includes $97.3 million of

Debentures. This is a 1.47 times total net debt to cash flow ratio, based on third quarter annualized cash flow. In recognition of the reserve additions from its most recent acquisitions, the Trust has increased its senior credit facility to $280 million, leaving $131.3 million of unused bank borrowing capability at the end of the quarter. This loan facility, maturing on June 1, 2007, is subject to an annual review by the lenders and it is anticipated that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in the Trust's oil and natural gas reserves could result in the loan facility being decreased or not being renewed. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt is expected to decrease over the remainder of 2005. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices and/or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

The Company does not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

Units of the Trust trade on the Toronto Stock Exchange under the symbol EEE.UN. As at November 8, 2005, the Trust had 65,681,967 Trust units and 1,015,702 exchangeable shares outstanding. 1,158,418 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at October 15, 2005. During 2005, a total of 1,029,014 million exchangeable shares have been exchanged for trust units. 6,920,577 Trust units are issuable upon conversion of the convertible debentures to trust units. During 2005 a total of $4.15 million convertible debentures have been converted for 299,638 Trust units.

During the period January 1, 2005 to September 30, 2005, the trust units traded in the range of $11.00 to $15.66 with an average daily trading volume of approximately 208,000 units.

The Trust established a Performance Unit Incentive Plan concurrent with the reorganization into a trust. Under the Performance Unit Incentive Plan, the trustees may grant up to 5 percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 3.3 million performance units issuable under the Performance Unit Incentive Plan. Performance units generally vest over a period of three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers and other performance criteria. The Trust granted 496,418 performance units (net of cancelled performance units) during the first three quarters of 2005. The Trust recorded compensation expense and contributed surplus of $0.9 million in the third quarter of 2005 and $2.1 million year to date, based on the estimated fair value of the performance units on the date of grant.

CASH DISTRIBUTIONS

The Trust believes that a current payout ratio of 50 to 60 percent is appropriate based on the current price environment, ongoing capital expenditures and the Trust's capital structure. The Trust's capital program is financed from the residual cash flow after distributions and additional drawdowns on the bank facility if required. The key drivers of Esprit's cash flow, as is generally the case with other energy trusts, are commodity prices and production. Since the Trust's production is heavily weighted to natural gas (78 percent in the quarter), natural gas prices have a significant effect on its cash flow. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used

to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program. Esprit regularly reviews its distribution policy in the context of the current commodity price environment and production levels.

Distributions remained constant throughout the first nine months of 2005 at $0.14 per unit per month and had been at that level since the Trust's inception in October 2004. On September 28, 2005, Esprit announced its October distribution at $0.15 per unit, representing a 7 percent per unit increase. In the third quarter of 2005, Esprit paid out 60 percent of its cash flow as distributions to its unitholders. This brings Esprit's year-to-date payout ratio to 65 percent.

It is expected that approximately twenty-five percent of the 2005 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2004, 41.74 percent of the distributions made were dividends that were "Qualifying Dividends". The remaining 58.26 percent was a tax-deferred reduction to the cost of the units for tax purposes.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the CICA issued an Emerging Issues Committee pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The Trust early adopted the classification provisions of this EIC in the fourth quarter of 2004. Equity capital attributable to non-controlling interest is presented as non-controlling interest above unitholders' equity on the balance sheet. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings.

During the second quarter of 2005, in accordance with the transitional provisions of the EIC, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Step acquisition accounting requires that the exchangeable share redemptions be recorded at fair value resulting in increases to unitholders' capital, property, plant and equipment and future income taxes equal to the difference between the carrying value and the market value of the shares. The retroactive application of step acquisition accounting had no significant impact on current or prior period earnings and accordingly the entire earnings adjustment was recorded in the current period. Cash flow was not impacted by the change.

QUARTERLY OPERATING RESULTS
(in thousands of dollars, except per unit amounts)

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas revenue	83,031	57,382	42,638	44,419	46,351	48,651	45,228	41,602
Net earnings	22,465	15,906	11,029	12,179	(185)(1)	8,421	7,684	8,559
Cash flow	45,143	30,504	22,456	23,791	13,880	25,513	23,591	23,095
Net earnings per unit - basic	0.35	0.28	0.27	0.31	-	0.21	0.19	0.21

Net earnings per unit - diluted	0.34	0.27	0.27	0.29	-	0.21	0.19	0.21
Cash flow per unit - basic	0.70	0.54	0.56	0.60	0.34	0.64	0.59	0.58
Cash flow per unit - diluted	0.64	0.52	0.53	0.56	0.34	0.63	0.58	0.57

(1) A loss was recorded in the period as a result of $8.3 million of transaction costs incurred relating to the transformation to a Trust.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

Reader's Advisory:

- Certain comparative amounts have been reclassified to conform to current period presentation.
- In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

Esprit Energy Trust
Consolidated Balance Sheets
(Stated in thousands of dollars)

	September 30 2005 (unaudited)	December 31 2004 (audited)
Assets		
Current assets		
Accounts receivable	$ 35,812	$ 22,973
Prepaid expenses	4,725	2,773
	40,537	25,746
Capital assets, net	761,599	359,662
Goodwill (note 3)	153,840	-
Deferred financing charges, net	4,282	-
Total assets	$ 960,258	$ 385,408
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 46,840	$ 36,264
Unitholder distributions	9,035	5,620
Debenture interest payable	1,132	-
	57,007	41,884

Bank loans (note 5)	148,691	86,875
Convertible debentures (note 6)	97,254	-
Asset retirement obligations	23,693	11,006
Future income tax liability (note 7)	117,155	19,356
Total liabilities	443,800	159,121
Non-controlling interest (note 9)	15,740	15,731
Unitholders' equity		
Unitholders' capital (note 8)	602,911	298,726
Equity component of debentures (note 6)	2,166	-
Contributed surplus (note 11)	2,094	-
Accumulated cash distributions (note 4)	(84,471)	(16,788)
Deficit	(21,982)	(71,382)
Total unitholders' equity	500,718	210,556
Total liabilities and unitholders' equity	$ 960,258	$ 385,408

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Net Earnings and Deficit
For the period ended September 30,
(unaudited)
(Stated in thousands of dollars, except per unit amounts)

	Three Months Ended		Nine Months Ended	
	2005	2004	2005	2004
Revenue				
Oil and gas	$ 83,031	46,351	$ 183,051	140,230
Royalties	(17,534)	(11,932)	(39,906)	(34,191)
	65,497	34,419	143,145	106,039
Expenses				
Operating	14,488	9,785	32,312	26,770
Depletion, depreciation and amortization	22,506	11,188	48,513	34,277
General and administrative	2,109	1,292	5,638	4,082
Interest and financing (note 12)	2,677	720	4,685	2,569
Accretion of asset retirement obligation	341	237	857	711
Stock/Unit-based compensation	863	1,163	2,094	1,835
Plan of arrangement and other	47	8,300	854	8,300

	Three Months 2005	Three Months 2004	Nine Months 2005	Nine Months 2004
	43,031	32,685	94,953	78,544
Earnings before income taxes and non-controlling interest	22,466	1,734	48,192	27,495
Income taxes (note 7)				
Current	433	237	877	772
Future	(1,132)	1,682	(3,984)	10,803
	(699)	1,919	(3,107)	11,575
Earnings before non-controlling interest	23,165	(185)	51,299	15,920
Non-controlling interest (note 9)	700	-	1,899	-
Net earnings for the period	22,465	(185)	49,400	15,920
Deficit, beginning of period	(44,447)	(83,376)	(71,382)	(99,481)
Deficit, end of period	$ (21,982)	(83,561)	$ (21,982)	(83,561)
Net earnings per unit - Basic	0.35	-	0.92	0.40
- Diluted	0.34	-	0.90	0.39

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Cash Flows
For the period ended September 30,
(unaudited)
(Stated in thousands of dollars)

	Three Months Ended 2005	Three Months Ended 2004	Nine Months Ended 2005	Nine Months Ended 2004
Operations				
Net earnings for the period	$ 22,465	(185)	49,400	15,920
Items not involving cash				
Depletion, depreciation and amortization	22,506	11,188	48,513	34,277
Stock/unit-based compensation	863	1,040	2,094	1,624
Accretion of asset retirement obligation	341	237	857	711
Accretion of debenture	71	-	71	-
Amortization of deferred financing charges	174	-	174	-
Future income taxes	(1,132)	1,682	(3,984)	10,803
Non-controlling interest	700	-	1,899	-
Asset retirement expenditures	(845)	(82)	(921)	(350)

Cash flow from operations before changes in non-cash working

capital	45,143	13,880	98,103	62,985
Changes in non-cash working capital from operations	(1,910)	19,893	(7,253)	27,339
	43,233	33,773	90,850	90,324
Financing				
Issuance of shares/units (issuance costs)	(78)	8,994	(329)	9,855
Distributions	(27,088)	-	(67,683)	-
Distributions payable	10	-	3,415	-
Increase/(decrease) in bank loans	12,426	(31,072)	36,652	(16,614)
Issuance of convertible debentures	100,000	-	100,000	-
Issue costs for convertible debentures	(4,456)	-	(4,456)	-
Deferred plan of arrangement costs	-	(9,423)	-	(10,138)
	80,814	(31,501)	67,599	(16,897)
Investments				
Exploration and development expenditures	(25,334)	(41,292)	(54,122)	(114,484)
Property acquisitions/ dispositions	278	37,700	278	37,642
Office and computer assets	(150)	(29)	(477)	(142)
Corporate acquisitions(Note 3)	(100,023)	-	(107,024)	-
	(125,229)	(3,621)	(161,345)	(76,984)
Changes in non-cash working capital from investments	1,182	1,349	2,896	3,557
	(124,047)	(2,272)	(158,449)	(73,427)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	-	-	-
Supplementary cash flow information				
Cash taxes paid	$ 160	170	$ 742	799
Interest paid	$ 787	608	$ 3,430	2,271

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a plan of arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company") and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement, the Company transferred certain

producing and exploratory oil and gas assets to ProspEx. The Arrangement resulted in Esprit Exploration Ltd. shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company. The 2004 comparative financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the comparative balance sheets show the Trust as at December 31, 2004. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

The interim unaudited consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, except as described in Note 2 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004.

2. CHANGES IN ACCOUNTING POLICIES

(a) Exchangeable securities - Non-Controlling interest

In 2004 the Trust adopted the classification provisions of EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of Trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

In accordance with the transitional provisions of the revised abstract, at June 30, 2005 the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued.

(b) Goodwill

The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes

of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (Consolidated Trust) compared to the book value of the reporting entity. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

(c) Convertible debentures

On July 28, 2005 the Trust issued $100 million in unsecured subordinated convertible debentures ("the Debentures") to fund the acquisition of two private oil and gas companies. The Debentures have been classified as debt net of the fair value of the conversion feature. The fair value of the conversion feature has been classified as part of Unitholders' Equity. The debt portion will accrete to the principal balance of the Debentures on maturity. Issue costs have been classified under deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt value of the Debentures, amortization of issue costs and the interest paid are expensed within "Interest and financing" in the consolidated statements of net earnings and deficit. If Debentures are converted into units, the related portion of the value of the conversion feature within unitholders' equity will be reclassified to Trust units along with the principal amount converted. Any remaining unamortized issue cost related to converted debentures will be expensed upon conversion.

Certain comparative amounts have been reclassified to conform with current year's presentation.

3. ACQUISITIONS

On April 29, 2005, the Trust acquired all of the issued and outstanding shares of Resolute Energy Inc. ("Resolute") on the basis of 0.338 units of the Trust for each Resolute share resulting in the issuance of 24.1 million Trust Units. Total consideration, including the value of the units issued, transaction costs and distributions to former Resolute shareholders was $308.3 million. The Resolute acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition.

On August 9, 2005, the Trust acquired all of the issued and outstanding shares of two private oil & gas companies (Markedon Energy Ltd. ("Markedon") and Monroe Energy Inc. ("Monroe")) for cash consideration of $98.5 million. The acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition.

The table below summarizes the allocation of the purchase prices to the net assets of the acquisitions

Cost of acquisition:

	Resolute	Markedon	Monroe	Total
Fair value of Trust units issued	$ 301,332	$ -	$ -	$ 301,332
April distribution on Trust units issued to former Resolute shareholders	3,371	-	-	3,371
Cash	-	70,243	28,210	98,453
Estimated Trust transaction costs	3,629	1,158	412	5,199
Total cost of acquisition	$ 308,332	$ 71,401	$ 28,622	$ 408,355
Allocated as follows:				
Net working capital	$ 10,878	$ (1,006)	$ (230)	$ 9,642
Debt assumed	(36,000)	(101)	-	(36,101)
Asset retirement obligation	(11,339)	(977)	(39)	(12,355)
Future income taxes	(67,794)	(24,312)	(9,351)	(101,457)
Goodwill	120,701	23,212	9,927	153,840
Capital assets	291,886	74,585	28,315	394,786
Total cost of acquisition	$ 308,332	$ 71,401	$ 28,622	$ 408,355

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and tax balances are finalized.

4. DISTRIBUTIONS

	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Cash distributions	$27,088	-	$67,683	-
Accumulated cash distributions, beginning of period	57,383	-	16,788	-
Accumulated cash distributions, end of period	$84,471	-	$84,471	-
Cash distributions per unit(1)	$ 0.42	-	$ 1.26	-
Accumulated cash distributions per unit, beginning of period	1.26	-	0.42	-
Accumulated cash distributions per unit, end of period	$ 1.68	-	$ 1.68	-

(1) represents the sum of the per trust unit paid monthly to unitholders

5. BANK LOANS

The Trust executed an amended and restated credit agreement as at August 30, 2005, which increased the Trust's credit facility by $30 million to $280 million. The credit agreement provides for an extendible revolving term and is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the quarter was approximately 3.5 percent (third quarter 2004 - 3.2 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

6. CONVERTIBLE DEBENTURES

On July 28, 2005 the Trust issued $100 million principal amount of 6.5 percent convertible unsecured subordinate debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 in each year, commencing December 31, 2005. The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 after December 31, 2009.

The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders' equity. The fair value of the conversion feature was calculated using an option pricing model. The debt portion will accrete up to the principal balance at maturity. Issue costs have been classified under deferred financing charges and are being amortized over the term of the Debentures. The accretion, amortization of issue costs and the interest paid are expensed within "Interest and financing" in the consolidated statements of earnings. If Debentures are converted into units, that portion of the value of the conversion feature within unitholders' equity will be reclassified to Trust units along with the principal amount converted. The following table sets forth a reconciliation of the Debenture activity:

As at September 30, 2005	Debt Portion	Equity Portion	Total	Principal Outstanding
July 28, 2005 Issuance	$97,820	$2,180	$100,000	$100,000
Accretion	71	-	71	-
Conversion to Trust units	(637)	(14)	(651)	(650)
Balance, end of period	$97,254	$2,166	$99,420	$99,350

7. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes and non controlling interest. The reasons for these differences are as follows:

	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Earnings before income taxes and non controlling interest	$22,466	$1,734	$48,192	$27,495
Rate	37.62%	38.62%	37.62%	38.62%
Computed expected provision for future income taxes	8,452	670	18,130	10,619
Increase (decrease) in taxes resulting from:				
Non-deductible Crown payments, net of ARTC	2,877	2,201	6,503	6,039
Resource allowance	(3,520)	(1,722)	(8,420)	(6,368)
Net income of the Trust and other(1)	(9,203)	183	(20,766)	(33)
Non-deductible unit-based compensation	325	350	788	546
Effect of change in tax rate	(63)	-	(219)	-
	(1,132)	1,682	(3,984)	10,803
Capital taxes	433	237	877	772
Income tax expense/(recovery)	$(699)	$1,919	$(3,107)	$11,575

(1) Net income of the Trust represents the income of the Trust that is taxed directly in the hands of the unitholders.

8. UNITHOLDERS CAPITAL

(a) Issued and Outstanding

A summary of unitholders' equity for the quarter ended September 30, 2005 is as follows:

	Number of Units (thousands)	Amount
Units outstanding as at December 31, 2004	40,183	$ 298,726
Plan of Arrangement and Trust unit issuance costs	-	(115)
Units issued on conversion of exchangeable shares	106	1,097
Units outstanding as at March 31, 2005	40,289	$ 299,708
Plan of Arrangement and Trust unit issuance costs	-	(136)
Units issued on conversion of exchangeable shares	156	1,403
Fair value of Trust units issued on acquisition of Resolute	24,078	301,332
Units outstanding as at June 30, 2005	64,523	$ 602,307
Plan of Arrangement and Trust unit issuance costs	-	(78)
Units issued on conversion of exchangeable shares	3	31
Units issued on conversion of 6.5% convertible debenture	47	651
Total Trust units as at September 30, 2005	64,573	$ 602,911

(b) Per Unit Amounts

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of performance units using the contingently issuable share provisions, stock options according to the treasury stock method, convertible debentures and exchangeable shares using the "if-converted" method. The contingently issuable share provisions use the performance criteria in existence at the end of the period. An adjustment to the numerator of earnings per share amount was required in the diluted calculation to provide for the earnings ($0.7 million for the third quarter and $1.9 million year-to-date) attributable to the non-controlling interest and the interest on the convertible debentures ($1.1 million for the three and nine months ended September 30, 2005). The following table summarizes the Trust units used in calculating net earnings per unit.

(number of units - thousands)	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Weighted average number of units outstanding - basic	64,533	40,245	53,953	40,076
Effect of stock options/performance units	334	682	195	550
Trust units issuable on conversion of exchangeable shares	2,031	-	2,105	-
Trust units issuable on conversion of debentures	5,016	-	1,690	-
Weighted average number of units outstanding - diluted	71,914	40,927	57,943	40,626

9. NON-CONTROLLING INTEREST

Upon Esprit's conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares, rather than trust units, if they so elected. Exchangeable shares of the Company are exchangeable at any time, based on the exchange ratio, into Trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the 5 days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet. Their portion of net income is recorded above "net earnings for the period" on the income statement.

On October 1, 2007, the Trust will issue Trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for Trust units during the period and the exchangeable shares' interest in net income for the period:

Exchangeable Shares	Number of Shares (thousands)	Amount
Balance, December 31, 2004	2,048	$ 15,731

Exchanged for Trust Units	(102)	(772)
Non-controlling interest in net income	-	558
Balance, March 31, 2005	1,946	$ 15,517
Exchanged for Trust Units	(146)	(1,095)
Non-controlling interest in net income	-	640
Balance, June 30, 2005	1,800	$ 15,062
Exchanged for Trust Units	(3)	(22)
Non-controlling interest in net income	-	700
Balance, September 30, 2005	1,797	$ 15,740
Exchange ratio, end of period	1.12976	
Trust units issuable upon conversion	2,030	

10. FINANCIAL INSTRUMENTS

(a) Commodity Contracts

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place September 30, 2005:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Average Price
AECO Fixed Price	20,000	Financial	Oct. 1/05 - Oct. 31/05	$7.58
AECO Fixed Price	25,000	Physical	Oct. 1/05 - Oct. 31/05	$9.33
AECO Fixed Price	20,000	Financial	Nov. 1/05 - Mar. 31/06	$9.76
AECO Fixed Price	7,500	Physical	Nov. 1/05 - Mar. 31/06	$10.42
AECO Collar	5,000	Financial	Oct. 1/05 - Oct. 31/05	$6.00-7.35
AECO Collar	7,000	Financial	Oct. 1/05 - Oct. 31/05	$6.00-7.68
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.00-9.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.00-9.50
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-10.50
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-11.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-12.45
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$8.00-14.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$8.00-15.20
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$9.00-16.70
AECO Collar	2,500	Financial	April 1/06 - Oct. 31/06	$7.50-10.10
AECO Collar	2,500	Financial	April 1/06 - Oct. 31/06	$8.00-10.25
AECO Fixed Price	12,500	Financial	April 1/06 - Oct. 31/06	$8.87
AECO Fixed Price	2,500	Physical	April 1/06 - Oct. 31/06	$9.05

Crude Contracts	Notional Volumes Bbl/d	Type	Term	Price ($Cdn./bbl)
Fixed Price	650	Fixed Price	Nov. 1/05 - Oct. 31/08	$71.50

As at September 30, 2005 the Trust would have realized a loss of approximately $34.0 million had all commodity hedging contracts been closed out. At November 1, 2005 the loss that would have resulted from closing all of Esprit's contracts would be approximately $6.5 million.

(b) Fair Value of Financial Instruments

The carrying value of accounts receivable, deposits, accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of bank loans approximate their carrying value as they bear interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The fair value of the convertible debentures outstanding at September 30, 2005 was approximately $106.8 million.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Company is exposed to a floating rate of interest on all of its bank loans.

The Company has no instruments in place at September 30, 2005 to manage the foreign currency and interest rate exposures.

11. UNIT BASED COMPENSATION PLAN

	Number of Performance Units
Balance, December 31, 2004	-
Granted	208,912
Exercised	-
Cancelled	(6,500)
Balance, March 31, 2005	204,412
Granted	259,032
Exercised	-
Cancelled	(7,500)
Balance, June 30, 2005	453,944
Granted	49,589
Exercised	-
Cancelled	(7,115)
Balance, September 30, 2005	496,418

In conjunction with the Arrangement the Trust established a Performance Unit Incentive Plan (the "Plan") for employees, directors, consultants and other service providers of the Trust or its subsidiary. Under the Plan, the trustees may grant up to 5 percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to trustees, officers, employees

of, or providers of services to the Trust. Currently there are 3.3 million performance units issuable under the Plan. The performance units will vest equally over three years and will include the economic equivalent of distributions for the period. The actual number of trust units issued will be determined based on a number of performance measures including the total unitholder return of the Trust relative to its peers. Performance factors range from zero to 2.5 times the initial performance units granted. The Trust expects to issue units from treasury for both the trust units and distributions earned.

The Trust uses the fair value method for valuing unit based compensation expense. Under this method, compensation cost attributable to performance units granted is measured at the fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. For the three and nine months ended September 30, 2005 the performance factor was assumed to be 1.0 times.

The fair value of the performance units granted during the three and nine month periods ended September 30, 2005 was estimated to be $0.7 million and $6.7 million, respectively. For the three and nine month periods ended September 30, 2005, unit-based compensation expense of $0.9 million and $2.1 million, respectively, was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to equity when the units are ultimately issued.

12. INTEREST AND FINANCING

The following outlines the components within interest and financing charges:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Interest on bank loans	$1,294	$720	$3,302	$2,569
Interest on Debentures	1,138	-	1,138	-
Amortization of Debenture issue costs	174	-	174	-
Accretion on debt portion of Debentures	71	-	71	-
Total interest and financing charges	$2,677	$720	$4,685	$2,569

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB" respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

>>

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca; Stephen B. Soules, Executive VP, Chief Financial Officer, (403) 213-3761; Stephen J. Savidant, President, Chief Executive Officer, (403) 213-3729/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 20:40e 09-NOV-05

This MD&A has been prepared as of November 8, 2005.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the 2004 reorganization plan of arrangement.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principals ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following non-GAAP measures are used in this MD&A:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

(2) Net debt equals bank loans and convertible debentures plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

(3) Net debt to cash flow ratio equals the total net debt (as defined above) divided by cash flow (as defined above). Net debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Netbacks are a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A and neither the Trust,

nor the Company undertake any obligation to publicly update or revise these statements to reflect new information, subsequent or otherwise.

2004 REORGANIZATION OF ESPRIT

On October 1, 2004 the Company completed a reorganization by plan of arrangement (the "Arrangement") into the Trust and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the Trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of Esprit Energy Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities. The Trust and ProspEx have separate Boards and management.

The Trust effectively acquired approximately 90 percent of the former producing assets of the Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, were transferred to ProspEx. After giving effect to the Arrangement, the financial statements of the Trust have been prepared on a continuity of interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures prior to and including the third quarter of 2004 in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and, as such, will not be comparable for all periods presented. The fourth quarter of 2004 was Esprit's first quarter as a trust.

During the second quarter of 2005 Esprit's Board approved the elimination of the Trust's A/B unit structure. Esprit's outstanding Class A Trust Units and Class B Trust Units were reclassified into a single class of units ("Trust Units"). The effective date of the reclassification was June 30, 2005 and the single class of units began trading on the TSX on July 5, 2005.

TRUST OVERVIEW AND HIGHLIGHTS

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. The Trust's principal properties are in Alberta. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe ("mmboe") as evaluated by our independent petroleum engineers. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing approximately twelve percent of total production for the quarter ended September 30, 2005. The Trust distributes a large percentage of its cash flow to investors. Cash flow not distributed is utilized to fund the finding and developing of oil and natural gas reserves and optimization of current production and may be used to repay debt. The Trust's strategy is to maintain stable distributions and production. Growth in production and reserves will be targeted through strategic, accretive acquisitions. The Trust has a significant undeveloped land base and an inventory of drilling prospects in its core areas.

On April 29, 2005, through a plan of arrangement Esprit acquired the shares of Resolute Energy Inc. (Resolute), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. Immediately after the transaction, the

Company amalgamated with Resolute. As part of this plan of arrangement, certain Resolute assets were transferred to a separate publicly traded company (Cordero Energy Inc.) the shares of which were issued to the previous shareholders of Resolute. The Trust issued approximately 24.1 million trust units to the shareholders of Resolute. The assets acquired through this transaction have increased Esprit's production by approximately 60 percent and have diversified the Trust's production base. The assets acquired were predominantly sweet, natural gas properties and have increased the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production. An additional 15.7 mmboe of proved reserves and 20.4 mmboe of proved plus probable reserves have been added to Esprit's asset base as a result of this acquisition.

On August 9, 2005, Esprit acquired two privately-held Calgary-based oil and gas companies. Esprit acquired all of the issued and outstanding shares of the companies for aggregate cash consideration of $98.5 million. The total value of the transaction, including the related acquisition costs of $1.6 million, was approximately $100.1 million. The two acquisitions represent 5.0 mmboe of proved plus probable reserves of which 2.6 mmboe are proved. The reserves are roughly 65 percent light oil and 35 percent natural gas. After these transactions, Esprit's Proved plus Probable Reserve Life Index (RLI) will be essentially unchanged, moving from 10.8 years to 10.7 years.

To fund the August 9th acquisitions, Esprit issued $100 million of extendible convertible unsecured subordinated debentures ("the Debentures"). The Debentures have a coupon rate of 6.50 percent, payable semi-annually in arrears, and a maturity date of December 31, 2010. The Debentures are convertible into trust units of Esprit at $13.85 per trust unit and are redeemable by the Trust after December 31, 2008. The offering closed on July 28, 2005. The convertible debentures of the Trust trade on the TSX under the trading symbol EEE.DB.

FINANCIAL REVIEW

Net Earnings and Cash Flow

($000's except per unit amounts)			Three months ended		Nine months ended	
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	**Sept 30 2005**	Sept 30 2004
Net earnings	**22,465**	(185)	15,906	11,029	**49,400**	15,920
Cash flow	**45,143**	13,880	30,504	22,456	**98,103**	62,985
Net earnings per unit – basic	**0.35**	–	0.28	0.27	**0.92**	0.40
Cash flow per unit – basic	**0.70**	0.34	0.54	0.56	**1.82**	1.57
Net earnings per unit – diluted	**0.34**	–	0.27	0.27	**0.90**	0.39
Cash flow per unit – diluted	**0.64**	0.34	0.52	0.53	**1.71**	1.55
Basic weighted average units	**64,533**	40,245	56,802	40,178	**53,953**	40,076
Diluted weighted average units	**71,914**	40,927	58,961	42,312	**57,943**	40,626
Cash distributions per unit	**0.42**	–	0.42	0.42	**1.26**	–

Cash flow for the third quarter of 2005 was $45.1 million, up $31.3 million or 225 percent from the third quarter of 2004 and $14.6 million or 48 percent from the second quarter of 2005. Higher production volumes and commodity prices each contributed approximately equivalently to increased cash flow over the last quarter. The third quarter 2005 cash flow includes a full quarter of results from the former Resolute properties as the results of operations from these properties were included from April 29th, the effective date of the acquisition, onwards. The results of operations of the former

Markedon and Monroe properties were included from August 9th onwards. The cash flow resulting from the former Resolute, Markedon and Monroe assets (the "Acquired Assets") much more than replaced the cash flow from the assets transferred to ProspEx in October of 2004.

Cash flow for the first nine months of 2005 was up 56 percent to $98.1 million from $63.0 million in the first nine months of 2004. The increase is mostly due to the cash flow from Acquired Assets, offset partially by increased interest expense on bank loans and convertible debentures, non-capitalized Resolute acquisition and integration costs and higher general and administrative costs resulting from the acquisitions completed during the year and the increased size of the Trust.

Net earnings for the third quarter of 2005 were $22.5 million compared to a loss of $0.2 million in the third quarter of 2004. Net earnings for the first nine months of 2005 were $49.4 million an increase of 210 percent or $33.5 million from $15.9 million for the first nine months of 2004. The prior year's third quarter earnings were impacted by $8.3 million of costs associated with Esprit's conversion to a trust. The increase in earnings compared to the prior year, for both the three and nine months ended September 30, is due to increased production from the Acquired Assets, discussed above, higher commodity prices and decreased future income tax expense partially offset by higher expenses for depletion, depreciation and amortization ("DD&A"), accretion of asset retirement obligation and unit-based compensation. The increases in DD&A, accretion and unit-based compensation expense were all a result of the acquisitions completed in 2005. These items are discussed in more detail below.

Oil and Natural Gas Revenue

	Three months ended				Nine months ended	
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	**Sept 30 2005**	Sept 30 2004
Oil and gas revenue ($000s)	**83,031**	46,351	57,382	42,638	**183,051**	140,230
Production Volumes						
Natural gas (mcf/d)	**79,056**	63,139	65,709	54,963	**66,664**	64,258
Natural gas liquids (bbl/d)	**1,424**	1,360	1,357	1,310	**1,364**	1,287
Oil (bbl/d)	**2,159**	353	1,216	394	**1,263**	585
Total (boe/d)	**16,759**	12,236	13,525	10,864	**13,738**	12,582
Sales Prices						
Natural gas ($/mcf)	**8.50**	6.56	7.46	7.12	**7.78**	6.59
Natural gas liquids ($/bbl)	**63.94**	54.74	58.43	55.09	**59.31**	53.51
Crude oil ($/bbl)	**64.60**	42.70	50.07	26.43	**56.01**	33.45

Oil and natural gas revenue for the third quarter of 2005 was $83.0 million, up 79 percent from $46.4 million in the same quarter of 2004. This increase was due to a 37 percent increase in total equivalent production volumes, due largely to the Acquisitions, but offset partially by the transfer of certain assets to ProspEx. Also, the Trust saw a 31 percent rise in overall commodity prices received. Oil and natural gas revenues increased by $25.6 million or 45 percent compared to the second quarter of 2005. Higher production volumes and commodity prices each contributed approximately equivalently to increased revenue over the last quarter.

Oil and natural gas revenue for the nine months ended September 30, 2005 was $183.1 million compared to $140.2 million for the same period of 2004. The increase in revenue is due to increased production volumes from the Acquired Assets, partially offset by reduced revenue from the transfer of

assets to ProspEx, downtime for the June 2005 Olds and Ram River (Blackstone) plant turnarounds and wet weather related operational issues in the second quarter of 2005. The scheduled Olds turnaround was executed as planned and production from the plant was fully restored by the end of June after being shut down for 16 days. Also contributing greatly to the increase in revenues was a 20 percent overall increase in commodity prices received by the Trust compared to the first nine months of 2004.

PRICES AND PRODUCT MARKETING

In the third quarter of 2005, the Company's marketing activities resulted in an average natural gas price of $8.50 per thousand cubic feet ("mcf") at the plant gate, an increase of 30 percent compared to the average third quarter 2004 price of $6.56 per mcf. The year-to-date average gas price is $7.78 per mcf compared to $6.59 per mcf during the same period of 2004, an 18 percent increase. This is $0.20 per mcf higher than the expected Alberta Reference Price for the year-to-date. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. Canadian gas prices significantly benefited from the US based NYMEX gas price increases which were largely driven by hot weather and supply interruptions caused by hurricane Katrina.

The average natural gas liquids ("NGL") sales price received in the third quarter of 2005 of $63.94 per bbl is up 17 percent from the same period of 2004. The natural gas liquids price received for the first nine months of 2005 was $59.31 per bbl compared to $53.51 per bbl in 2004.

Esprit's average oil price in the third quarter of 2005 was $64.60 per bbl, which was up 51 percent compared to the third quarter of 2004. Ongoing supply and demand uncertainty was elevated as oil production was significantly effected by hurricane Katrina during the quarter. The year-to-date oil price was $56.01 per bbl compared to $33.45 per bbl during the first three quarters of 2004.

As part of its risk management policy, which is described in more detail below, Esprit enters into commodity price derivative contracts to provide downside price protection. When compared to published monthly market prices, natural gas hedging activities increased gas revenue by $0.4 million ($0.02 per mcf) for the first nine months of 2005 (a decrease of $0.9 million or $0.05 per mcf for the same period of 2004) and decreased revenue by $1.3 million ($0.18 per mcf) in the third quarter of 2005 (a decrease of $0.3 million or $0.05 per mcf for the same period of 2004).

For the remainder of 2005, the Trust has approximately 26 percent of its estimated annual natural gas production hedged via fixed price contracts. In the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue. An additional 23 percent of natural gas volumes are protected via collars which provide downside price protection but also remove the benefit of prices above a specified level. If all of Esprit's contracts were closed out on September 30, 2005, the loss resulting from the settlement would have been approximately $34.0 million. At November 1, 2005 the loss that would have resulted from closing all of Esprit's contracts was $6.5 million.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. The Trust uses commodity price hedges to limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Board of Trustees regularly meets with management to review the Trust's hedging strategy and the hedges in place. In the case of a material acquisition, the Trust will consider using hedges on a larger portion of the acquired production to lock in the transaction economics.

PRODUCTION

			Three months ended			Nine months ended
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	**Sept 30 2005**	Sept 30 2004
Natural gas (mcf/d)	**79,056**	63,139	65,709	54,963	**66,664**	64,258
Natural gas liquids (bbl/d)	**1,424**	1,360	1,357	1,310	**1,364**	1,287
Oil (bbl/d)	**2,159**	353	1,216	394	**1,263**	585
Total (boe/d)	**16,759**	12,236	13,525	10,864	**13,738**	12,582
Natural gas	**79%**	86%	81%	84%	**81%**	85%
Natural gas liquids	**9%**	11%	10%	12%	**10%**	10%
Oil	**12%**	3%	9%	4%	**9%**	5%
Total	**100%**	100%	100%	100%	**100%**	100%

Total average daily oil equivalent production for the third quarter of 2005 of 16,759 boe per day represents a 37 percent increase over the third quarter of 2004 production of 12,236 boe per day. A number of offsetting factors influenced production in the third quarter of 2005 compared to the same quarter of 2004. Production volumes increased due to the Acquired Assets; however the increase was partially offset by decreased production due to the transfer of properties to ProspEx. Production volumes for the third quarter of 2005 were up from the first and second quarters of 2005 also due to the Acquired Assets. The third quarter volumes include a full quarter of production from the former Resolute assets. Only 53 days of production from the former Markedon and Monroe assets were included in the third quarter results as the Markedon and Monroe acquisitions had an effective date of August 9th.

Esprit's third quarter 2005 average natural gas production of 79.1 million cubic feet ("mmcf") per day has increased approximately 25 percent from the third quarter 2004 natural gas production of 63.1 mmcf per day. Natural gas production was increased significantly by the Resolute acquisition while the Markedon and Monroe acquisitions were largely responsible for increases in oil production. The increase in gas production from the Resolute acquisition was partially offset by the decrease in production related to the properties transferred to ProspEx. Third quarter production volumes were negatively impacted, when compared to Esprit's forecasted volumes, by unanticipated weather-related downtime and delays as well as higher than expected decline rates on some wells in the Willesden Green and Ante Creek areas. Gas production for the first nine months of 2005 averaged 66.7 mmcf per day compared to 64.2 mmcf for the first nine months of 2004. Year-to-date production was impacted by the same issues which impacted quarterly production. However the year-to-date production was also impacted by the scheduled major plant maintenance at Olds and Ram River (Blackstone) and unanticipated operational issues related to wet weather which were experienced in the second quarter of 2005

Natural gas liquids production of 1,424 bbls per day for the third quarter and 1,364 bbls per day for the first nine months of 2005 was five and six percent higher, respectively, than the third quarter of 2004 of 1,360 bbls per day and the first nine months of 2004 of 1,287 bbls per day. Natural gas liquids for the third quarter, as a percentage of total natural gas production, decreased to eleven percent compared to thirteen percent in the third quarter of 2004. This reflects the less liquids-rich gas associated with the Acquired Assets.

In the third quarter of 2005, oil production averaged 2,159 bbls per day, an increase of 1,806

bbls per day compared to the same quarter of 2004. This increase is due entirely to the oil production from the Acquired Assets. Year-to-date oil production increased to 1,263 bbls per day in 2005 from 585 bbls per day in 2004, also due to the acquisitions completed in 2005.

Previously the Trust forecasted that its production for the last six months of 2005 would average between 17,000 boe per day and 17,600 boe per day. This was a decrease of approximately 1,500 boe per day from the original second half 2005 guidance. The decrease was due to delays caused by weather affecting drilling programs and well tie-ins, higher than anticipated decline rates principally at Willesden Green and Ante Creek as well as disappointing drilling results from two Wabamun wells at Olds and the Second White Specs wells drilled at Winnifred.

Royalties

	Three months ended				Nine months ended	
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	**Sept 30 2005**	Sept 30 2004
Total royalties (net of ARTC) ($ thousands)	**17,534**	11,932	12,182	10,190	**39,906**	34,191
As a % of oil and gas sales	**21**	26	21	24	**22**	24
Per boe	**11.37**	10.60	9.90	10.42	**10.64**	9.92

Royalty expense of $17.5 million for the third quarter of 2005 increased from the prior year's royalty expense of $11.9 million due to the significantly increased revenues in 2005. As discussed earlier, the increased revenues were a result of higher volumes from the Acquired Assets as well as significantly increased commodity prices. The total royalties as a percentage of revenue were 21 percent in the third quarter of 2005 compared to 26 percent in the third quarter of 2004 and 21 percent in the prior quarter of 2005. The decrease in the royalty rate is due to the lower royalty rate properties acquired through the Resolute transaction as well as the recognition of some deep well royalty holidays at High River. The royalty rate for the remainder of 2005 is expected to be approximately 24 percent.

The year-to-date royalty expense of $39.9 million was $5.7 million higher than the prior year royalty expense of $34.2 million. Higher royalties as a result of increased revenue from strong commodity prices and higher volumes from the acquisitions were partially offset by lower royalty expenses for the properties transferred to ProspEx, some prior year gas cost allowance amendments and the recognition of some deep well royalty holidays.

Operating Costs

	Three months ended				Nine months ended	
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	**Sept 30 2005**	Sept 30 2004
Operating expenses ($ thousands)	**14,488**	9,785	10,412	7,412	**32,312**	26,770
Per boe	**9.40**	8.69	8.46	7.58	**8.62**	7.77

Esprit's third quarter operating costs were $14.5 million, or $9.40 per boe, compared to $9.8 million, or $8.69 per boe, for the third quarter of 2004. The third quarter 2005 per unit operating costs are higher than the same period of 2004 mainly due to higher electricity costs and pipeline integrity

work carried out during the quarter. Further, the properties transferred to ProspEx had low operating costs relative to Esprit's other properties, which resulted in Esprit's per unit operating costs being relatively higher in the current year. The total operating costs are higher in the third quarter of 2005 as compared to the first and second quarters of 2005 due to the Acquired Assets whose operating costs were relatively higher than Esprit's pre-acquisition operating costs.

Year-to-date total operating costs were $32.3 million, or $8.62 per boe, compared to $26.8 million, or $7.77 per boe, for the same period of 2004. The increase in total operating costs was due to the additional volumes resulting from the acquisitions, offset by decreased costs associated with the production transferred to ProspEx. However, the increase in year-to-date per unit operating costs was largely a result of the production downtime relating to the Olds plant turnaround.

DEPLETION, DEPRECIATION & AMORTIZATION

	Three months ended				Nine months ended	
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	**Sept 30 2005**	Sept 30 2004
Depletion, depreciation and amortization ($ thousands)	**22,506**	11,188	15,821	10,186	**48,513**	34,277
Per boe	**14.60**	9.95	12.85	10.42	**12.94**	9.98

Depletion, depreciation and amortization ("DD&A") expense in the third quarter of 2005 was $22.5 million, or $14.60 per boe, and $48.5 million year to date, or $12.94 per boe; up from $11.2 million, or $9.95 per boe, in the third quarter of 2004 and $34.3 million or $9.98 per boe year to date in 2004. DD&A per boe has been increasing gradually each quarter as Esprit's finding and development costs are higher than the historical costs. Due to the significance of the acquisitions completed during 2005, the second and third quarter DD&A rates increased more dramatically than the increases seen in the quarters prior to the Acquisitions. A large portion of the reserves acquired in the Markedon and Monroe acquisitions were probable reserves and because the DD&A rate is calculated using only proven reserves the rate significantly increased during the quarter. The increase in total DD&A expense for the quarter is a result of an increase in the DD&A rate, combined with an increase in production volumes. The new accounting treatment for exchangeable shares also increases the DD&A rate as the conversion of exchangeable shares into trust units results in an increase in capital assets. The DD&A rate is expected to continue to increase as current year finding and development costs are greater than Esprit's historical rate.

GENERAL AND ADMINISTRATIVE

	Sept 30 2005	Sept 30 2004	Three months ended June 30 2005	Mar 31 2005	Nine months ended Sept 30 2005	Sept 30 2004
General and administrative costs ($ thousands)	**2,109**	1,292	1,957	1,573	**5,638**	4,082
Per boe	**1.37**	1.15	1.59	1.61	**1.50**	1.18

Third quarter net general and administrative expenses increased 63 percent to $2.1 million from $1.3 million in 2004. Per unit general and administrative expenses for the quarter were $1.37 per boe compared to $1.15 per boe in the same quarter of 2004, a 19 percent increase. The increase in general and administrative costs, from the same quarter of 2004 and the comparable year-to-date period of 2004, is due to increased administration associated with managing an income trust, increased regulatory reporting requirements as well as the costs associated with the integration of the Resolute, Markedon and Monroe properties and staff. Lower production due to the Olds plant turnaround also negatively impacted year to date per unit general and administrative costs.

INTEREST AND FINANCING CHARGES

($ thousands)	Sept 30 2005	Sept 30 2004	Three months ended Juen 30 2005	Mar 31 2005	Nine months ended Sept 30 2005	Sept 30 2004
Interest on bank loans	**1,294**	720	1,124	884	**3,302**	2,569
Interest on Debentures	**1,138**	–	–	–	**1,138**	–
Amortization of Debenture issue costs	**174**	–	–	–	**174**	–
Accretion of Debentures [1]	**71**	–	–	–	**71**	–
Total interest and financing charges	**2,677**	720	1,124	884	**4,685**	2,569

Interest expense in the third quarter of 2005 of $2.7 million was up $2.0 million from $0.7 million in the same quarter of the prior year. The increase in total interest and financing charges was due largely to the interest, accretion and amortization of financing charges on the $100 million principal amount of 6.5 percent convertible unsecured subordinated debentures issued on July 28, 2005. For a further discussion of the Debentures see the "Liquidity and Capital Resources" section below. The increase in interest on bank loans was due to higher average bank debt compared to 2004 and a slightly higher average interest rate. The increase in the average bank debt was due largely to the assumption of debt on the acquisition of Resolute. The average rate on the utilized portion of the credit facility was 3.5 percent in 2005 compared to 3.4 percent in 2004.

RESOLUTE PLAN OF ARRANGEMENT COSTS

During the second quarter of 2005 the Trust paid, to employees and officers, $0.8 million in transaction bonuses and employee retention payments. These costs were directly related to the acquisition of Resolute and have been expensed on the statement of earnings and deficit for the nine months ended September 30, 2005.

INCOME TAXES

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporations tax and Saskatchewan capital tax. The large corporations tax and Saskatchewan capital tax have increased from the prior year reflecting the increase in taxable capital as a result of Acquisitions.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust which ultimately transfer both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

CAPITAL EXPENDITURES

($ thousands)			Three months ended		Nine months ended	
	Sept 30 2005	Sept 30 2004	June 30 2005	Mar 31 2005	**Sept 30 2005**	Sept 30 2004
Capital expenditures	**25,334**	41,292	18,334	10,454	**54,122**	114,484
Acquisitions & Dispositions	**99,745**	(37,700)	6,971	30	**106,746**	(37,642)
Office and computer assets	**150**	29	246	82	**477**	142
Total	**125,229**	3,621	25,551	10,566	**161,345**	76,984

Total capital expenditures for the first nine months of 2005 include $100 million associated with the Markedon and Monroe acquisitions and $7.0 million in costs for the Resolute acquisition. Capital expenditures for the first nine months of 2005 of $54.1 million are 53 percent lower than the same period of 2004. As a Trust, Esprit's capital spending is scaled back significantly from those of a traditional explorer, focusing instead on the development of existing assets. The majority of the capital in the first three quarters of 2005 was spent in the Olds and Swalwell areas. Of the total capital spent in the third quarter, $17.8 million was spent on drilling and completions, $5.4 million on facilities and $1.3 million on land with the remainder being capitalized general and administrative costs and seismic purchases.

The Trust's full year guidance for exploration and development capital spending is $70 million. This has been increased from the previously disclosed $61 million. The increased capital will be allocated to the acceleration of the drilling programs in Berry/Richdale and Saskatchewan, the evaluation of the coal bed methane potential at Olds and price increases in costs charged by oilfield service suppliers.

Liquidity and Capital Resources

As at (000's except ratios)	Sept 30, 2005	June 30, 2005	Mar 31, 2005	Dec 31, 2004
Bank loans	**$ 148,691**	$ 133,814	$ 93,166	$ 86,875
Working capital deficiency	**$ 16,470**	$ 18,299	$ 14,940	$ 16,139
Net debt (excluding debentures)	**$ 165,161**	$ 152,113	$ 108,106	$ 103,014
Convertible debentures	**$ 97,254**	–	–	–
Total net debt	**$ 262,415**	$ 152,113	$ 108,106	$ 103,014
Bank loans to cash flow ratio	**0.8**	1.1	1.0	1.0
Net debt (excluding debentures) to cash flow ratio	**0.9**	1.2	1.2	1.2
Total net debt to cash flow ratio	**1.5**	1.2	1.2	1.2
Outstanding units	**64,573**	64,523	40,289	40,183

On July 28, 2005 the Trust issued $100 million of 6.5 percent convertible unsecured subordinated debentures for proceeds of $96.0 million (net of issuance costs). The Debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per trust unit. The Debentures mature December 31, 2010, at which time they are due and payable. The net proceeds were used to fund the acquisitions of Markedon and Monroe.

The Debentures have been classified as debt net of the fair value of the conversion feature which has been classified as part of unitholders' equity. The issue costs have been recorded as a deferred asset and will be amortized over the term of the Debentures, and the debt portion will accrete up to the principal balance at maturity. The accretion, amortization of issue costs and the interest payable are expensed within interest and financing charges on the consolidated statements of earnings.

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. At September 30, 2005, the Trust's net debt, excluding debentures, was $165.2 million composed of $148.7 million outstanding on its senior credit facility and a working capital deficiency of $16.5 million. This reflects a 0.83 times net debt (excluding debentures) to cash flow ratio based on third quarter annualized cash flow, however, third quarter cash flow includes only 53 days of cash flow from the former Markedon and Monroe properties. Total net debt was $262.4 million and, in addition to the bank loans and working capital, includes $97.3 million of Debentures. This is a 1.47 times total net debt to cash flow ratio, based on third quarter annualized cash flow. In recognition of the reserve additions from its most recent acquisitions, the Trust has increased its senior credit facility to $280 million, leaving $131.3 million of unused bank borrowing capability at the end of the quarter. This loan facility, maturing on June 1, 2007 is subject to an annual review by the lenders and it is anticipated that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in the Trust's oil and natural gas reserves could result in the loan facility being decreased or not being renewed. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt is expected to decrease over the remainder of 2005. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices and/or a significant reduction in the Trust's oil and gas reserves could

impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

The Company does not have any off balance sheet financing arrangements.

Outstanding Trust Unit Data

Units of the Trust trade on the Toronto Stock Exchange under the symbol EEE.UN. As at November 8, 2005, the Trust had 65,681,967 Trust units and 1,015,702 exchangeable shares outstanding. 1,158,418 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at October 15, 2005. During 2005, a total of 1,029,014 million exchangeable shares have been exchanged for Trust units. 6,920,577 trust units are issuable upon conversion of the convertible debentures to trust units. During 2005 a total 4.15 million convertible debentures have been converted for 299,638 Trust units.

During the period January 1, 2005 to September 30, 2005, the trust units traded in the range of $11.00 to $15.66 with an average daily trading volume of approximately 208,000 units.

The Trust established a Performance Unit Incentive Plan concurrent with the reorganization into a trust. Under the Performance Unit Incentive Plan, the trustees may grant up to 5 percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 3.3 million performance units issuable under the Performance Unit Incentive Plan. Performance units generally vest over a period of three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers and other performance criteria. The Trust granted 496,418 performance units (net of cancelled performance units) during the first three quarters of 2005. The Trust recorded compensation expense and contributed surplus of $0.9 million in the third quarter of 2005 and $2.1 million year to date, based on the estimated fair value of the performance units on the date of grant.

Cash Distributions

The Trust believes that a current payout ratio of 50 to 60 percent is appropriate based on the current price environment, ongoing capital expenditures and the Trust's capital structure. The Trust's capital program is financed from the residual cash flow and additional drawdowns on the bank facility if required. The key drivers of Esprit's cash flow after distributions, as is generally the case with other energy trusts, are commodity prices and production. Since the Trust's production is heavily weighted to natural gas (78 percent in the quarter), natural gas prices have a significant effect on its cash flow. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program. Esprit regularly reviews its distribution policy in the context of the current commodity price environment and production levels.

Distributions remained constant throughout the first nine months of 2005 at $0.14 per unit per month and had been at that level since the Trust's inception in October 2004. On September 28, 2005, Esprit announced its October distribution at $0.15 per unit, representing a 7 percent per unit increase. In the third quarter of 2005, Esprit paid out 60 percent of its cash flow as distributions to its unitholders. This brings Esprit's year-to-date payout ratio to 65 percent.

It is expected that approximately twenty-five percent of the 2005 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust

units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2004, 41.74 percent of the distributions made in 2004 were dividends that were "Qualifying Dividends". The remaining 58.26 percent was a tax-deferred reduction to the cost of the units for tax purposes.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the CICA issued an Emerging Issues Committee pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The Trust early adopted the classification provisions of this EIC in the fourth quarter of 2004. Equity capital attributable to non-controlling interest is presented as non-controlling interest above unitholders' equity on the balance sheet. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings.

During the second quarter of 2005, in accordance with the transitional provisions of the EIC, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Step acquisition accounting requires that the exchangeable share redemptions be recorded at fair value resulting in increases to unitholders' capital, property plant and equipment and future income taxes equal to the difference between the carrying value and the market value of the shares. The retroactive application of step acquisition accounting had no significant impact on current or prior period earnings and accordingly the entire earnings adjustment was recorded in the current period. Cash flow was not impacted by the change.

QUARTERLY OPERATING RESULTS

($ thousands, except per unit amounts)			2005				2004	2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas revenue	**83,031**	**57,382**	**42,638**	44,419	46,351	48,651	45,228	41,602
Net earnings	**22,465**	**15,906**	**11,029**	12,179	(185)[1]	8,421	7,684	8,559
Cash flow	**45,143**	**30,504**	**22,456**	23,791	13,880	25,513	23,591	23,095
Net earnings per unit – basic	**0.35**	**0.28**	**0.27**	0.31	–	0.21	0.19	0.21
Net earnings per unit – diluted	**0.34**	**0.27**	**0.27**	0.29	–	0.21	0.19	0.21
Cash flow per unit – basic	**0.70**	**0.54**	**0.56**	0.60	0.34	0.64	0.59	0.58
Cash flow per unit – diluted	**0.64**	**0.52**	**0.53**	0.56	0.34	0.63	0.58	0.57

[1] A loss was recorded in the period as a result of $8.3 million of transaction costs incurred relating to the transformation to a Trust.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

Reader's Advisory:

- Certain comparative amounts have been reclassified to conform to current period presentation.
- In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

CONSOLIDATED BALANCE SHEETS

Exemption Number 82-34890

(Stated in thousands of dollars)	September 30 2005 (unaudited)	December 31 2004 (audited)
ASSETS		
Current assets		
Accounts receivable	$ 35,812	$ 22,973
Prepaid expenses	4,725	2,773
	40,537	25,746
Capital assets, net	761,599	359,662
Goodwill (note 3)	153,840	–
Deferred financing charges, net	4,282	–
Total assets	$ 960,258	$ 385,408
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 46,840	$ 36,264
Unitholder distributions	9,035	5,620
Debenture interest payable	1,132	–
	57,007	41,884
Bank loans (note 5)	148,691	86,875
Convertible debentures (note 6)	97,254	–
Asset retirement obligations	23,693	11,006
Future income tax liability (note 7)	117,155	19,356
Total liabilities	443,800	159,121
Non-controlling interest (note 9)	15,740	15,731
UNITHOLDERS' EQUITY		
Unitholders' capital (note 8)	602,911	298,726
Equity component of debentures (note 6)	2,166	–
Contributed surplus (note 11)	2,094	–
Accumulated cash distributions (note 4)	(84,471)	(16,788)
Deficit	(21,982)	(71,382)
Total unitholders' equity	500,718	210,556
Total liabilities and unitholders' equity	$ 960,258	$ 385,408

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF NET EARNINGS AND DEFICIT

(Stated in thousands of dollars, except per unit amounts) (unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
REVENUE				
Oil and gas	**$ 83,031**	46,351	**$ 183,051**	140,230
Royalties	**(17,534)**	(11,932)	**(39,906)**	(34,191)
	65,497	34,419	**143,145**	106,039
EXPENSES				
Operating	**14,488**	9,785	**32,312**	26,770
Depletion, depreciation and amortization	**22,506**	11,188	**48,513**	34,277
General and administrative	**2,109**	1,292	**5,638**	4,082
Interest and financing (note 12)	**2,677**	720	**4,685**	2,569
Accretion of asset retirement obligation	**341**	237	**857**	711
Stock/Unit-based compensation	**863**	1,163	**2,094**	1,835
Plan of arrangement and other	**47**	8,300	**854**	8,300
	43,031	32,685	**94,953**	78,544
Earnings before income taxes and non-controlling interest	**22,466**	1,734	**48,192**	27,495
Income taxes (note 7)				
Current	**433**	237	**877**	772
Future	**(1,132)**	1,682	**(3,984)**	10,803
	(699)	1,919	**(3,107)**	11,575
Earnings before non-controlling interest	**23,165**	(185)	**51,299**	15,920
Non-controlling interest (note 9)	**700**	–	**1,899**	–
Net earnings for the period	**22,465**	(185)	**49,400**	15,920
Deficit, beginning of period	**(44,447)**	(83,376)	**(71,382)**	(99,481)
Deficit, end of period	**$ (21,982)**	(83,561)	**$ (21,982)**	(83,561)
Net earnings per unit – Basic	**0.35**	–	**0.92**	0.40
– Diluted	**0.34**	–	**0.90**	0.39

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars) (unaudited)	Three Months Ended September 30 2005	Three Months Ended September 30 2004	Nine Months Ended September 30 2005	Nine Months Ended September 30 2004
OPERATIONS				
Net earnings for the period	$ 22,465	$ (185)	$ 49,400	$ 15,920
Items not involving cash				
Depletion, depreciation and amortization	22,506	11,188	48,513	34,277
Stock/unit-based compensation	863	1,040	2,094	1,624
Accretion of asset retirement obligation	341	237	857	711
Accretion of debenture	71	–	71	–
Amortization of deferred financing charges	174	–	174	–
Future income taxes	(1,132)	1,682	(3,984)	10,803
Non-controlling interest	700	–	1,899	–
Asset retirement expenditures	(845)	(82)	(921)	(350)
Cash flow from operations before changes in non-cash working capital	45,143	13,880	98,103	62,985
Changes in non-cash working capital from operations	(1,910)	19,893	(7,253)	27,339
	43,233	33,773	90,850	90,324
FINANCING				
Issuance of shares/units (issuance costs)	(78)	8,994	(329)	9,855
Distributions	(27,088)	–	(67,683)	–
Distributions payable	10	–	3,415	–
Increase / (decrease) in bank loans	12,426	(31,072)	36,652	(16,614)
Issuance of convertible debentures	100,000	–	100,000	–
Issue costs for convertible debentures	(4,456)	–	(4,456)	–
Deferred plan of arrangement costs	–	(9,423)	–	(10,138)
	80,814	(31,501)	67,599	(16,897)
INVESTMENTS				
Exploration and development expenditures	(25,334)	(41,292)	(54,122)	(114,484)
Property acquisitions / dispositions	278	37,700	278	37,642
Assets	(150)	(29)	(477)	(142)
Corporate acquisitions	(100,023)	–	(107,024)	–
Other	–	–	24	–
	(125,229)	(3,621)	(161,345)	(76,984)
Changes in non-cash working capital from investments	1,182	1,349	2,896	3,557
	(124,047)	(2,272)	(158,449)	(73,427)
Change in cash	–	–	–	–
Cash, beginning of period	–	–	–	–
Cash, end of period	$ –	$ –	$ –	$ –
Supplementary cash flow information				
Cash taxes paid	$ 160	$ 170	$ 742	$ 799
Interest paid	$ 787	$ 608	$ 3,430	$ 2,271

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a plan of arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company") and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement, the Company transferred certain producing and exploratory oil and gas assets to ProspEx. The Arrangement resulted in Esprit Exploration Ltd. shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company. The 2004 comparative financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the comparative balance sheets shows the Trust as at December 31, 2004. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

The interim unaudited consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, except as described in Note 2 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004.

2. CHANGES IN ACCOUNTING POLICIES

(A) EXCHANGEABLE SECURITIES – NON-CONTROLLING INTEREST

In 2004 the Trust adopted the classification provisions of EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of Trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

In accordance with the transitional provisions of the revised abstract, at June 30, 2005 the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Olds Wabamun Well Results

CALGARY, Dec. 21 /CNW/ - Esprit Energy Trust today announced the results of the fifth and final well of its 2005 Wabamun drilling program at Esprit's Olds property. After the first two weeks of production, the well, located at 12-35-31-1 W5M, is producing at a raw gas rate of 8 million cubic feet per day with an additional 125 barrels per day of associated condensate. The H2S content of the well is approximately 7.0%, lower than rates from other Esprit wells in this part of the field. Esprit's working interest in the well is 100%.

The results of the four earlier Wabamum wells drilled during 2005 have been previously announced and were generally marginal. This last well is clearly encouraging. Early production from a well is usually 'flush' or higher than steady state and Esprit expects production from this well to decline normally over time.

Esprit reaffirmed its production guidance for the fourth quarter of 17,250 to 17,850 boe/d.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Dan Payne at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/

(B) GOODWILL

The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (Consolidated Trust) compared to the book value of the reporting entity. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

(C) CONVERTIBLE DEBENTURES

On July 28, 2005 the Trust issued $100 million in unsecured subordinated convertible debentures ("the Debentures") to fund the acquisition of two private oil and gas companies. The Debentures have been classified as debt net of the fair value of the conversion feature. The fair value of the conversion feature has been classified as part of Unitholders' Equity. The debt portion will accrete to the principal balance of the Debentures on maturity. Issue costs have been classified under deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt value of the Debentures, amortization of issue costs and the interest paid are expensed within "Interest and financing" in the consolidated statements of net earnings and deficit. If Debentures are converted into units the related portion of the value of the conversion feature within unitholders' equity will be reclassified to Trust units along with the principal amount converted. Any remaining unamortized issue cost related to converted debentures will be expensed upon conversion.

Certain comparative amounts have been reclassified to conform with current year's presentation.

3. ACQUISITIONS

On April 29, 2005, the Trust acquired all of the issued and outstanding shares of Resolute Energy Inc. ("Resolute") on the basis of 0.338 units of the Trust for each Resolute share resulting in the issuance of 24.1 million Trust Units. Total consideration, including the value of the units issued, transaction costs and distributions to former Resolute shareholders was $308.3 million. The Resolute acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition.

On August 9, 2005, the Trust acquired all of the issued and outstanding shares of two private oil & gas companies (Markedon Energy Ltd. ("Markedon") and Monroe Energy Inc. ("Monroe")) for cash consideration of $98.5 million. The acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition. The table on the following page summarizes the allocation of the purchase prices to the net assets of the acquisitions.

Cost of acquisition:

	Resolute	Markedon	Monroe	Total
Fair value of Trust units issued	$ 301,332	$ –	$ –	$ 301,332
April distribution on Trust units issued to former Resolute shareholders	3,371	–	–	3,371
Cash	–	70,243	28,210	98,453
Estimated Trust Transaction costs	3,629	1,158	412	5,199
Total cost of acquisition	$ 308,332	$ 71,401	$ 28,622	$ 408,355
Allocated as follows:				
Net working capital	$ 10,878	$ (1,006)	$ (230)	$ (9,642)
Debt assumed	(36,000)	(101)	–	(36,101)
Asset retirement obligation	(11,339)	(977)	(39)	(12,355)
Future income taxes	(67,794)	(24,312)	(9,351)	(101,457)
Goodwill	120,701	23,212	9,927	153,840
Capital assets	291,886	74,585	28,315	394,786
Total cost of acquisition	$ 308,332	$ 71,401	$ 28,622	$ 408,355

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and tax balances are finalized.

4. DISTRIBUTIONS

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Cash distributions	**$ 27,088**	–	**$ 67,683**	–
Accumulated cash distributions, beginning of period	**57,383**	–	**16,788**	–
Accumulated cash distributions, end of period	**$ 84,471**	–	**$ 84,471**	–
Cash distributions per unit (1)	**$ 0.42**	–	**$ 1.26**	–
Accumulated cash distributions per unit, beginning of period	**1.26**	–	**0.42**	–
Accumulated cash distributions per unit, end of period	**$ 1.68**	–	**$ 1.68**	–

(1) represents the sum of the per trust unit paid monthly to unitholders

5. BANK LOANS

The Trust executed an amended and restated credit agreement as at August 30, 2005, which increased the Trust's credit facility by $30 million to $280 million. The credit agreement provides for an extendible revolving term and is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the quarter was approximately 3.5 percent (third quarter 2004 - 3.2 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

6. CONVERTIBLE DEBENTURES

On July 28, 2005 the Trust issued $100 million principal amount of 6.5 percent convertible, unsecured subordinate debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 in each year, commencing December 31, 2005. The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 after December 31, 2009.

The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders' equity. The fair value of the conversion feature was calculated using an option pricing model. The debt portion will accrete up to the principal balance at maturity. Issue costs have been classified under deferred financing charges and are being amortized over the term of the Debentures. The accretion, amortization of issue costs and the interest paid are expensed within "Interest and financing" in the consolidated statements of earnings. If Debentures are converted into units that portion of the value of the conversion feature within unitholders' equity will be reclassified to Trust units along with the principal amount converted. The following table sets forth a reconciliation of the Debenture activity:

As of September 30, 2005	Debt Portion	Equity Portion	Total	Principal Outstanding
July 28, 2005 Issuance	$ 97,820	2,180	$ 100,000	100,000
Accretion	71	–	71	–
Conversion to Trust units	(637)	(14)	(651)	(650)
Balance, end of period	$ 97,254	$ 2,166	$ 99,420	$ 99,350

7. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes and non controlling interest. The reasons for these differences are as follows:

	Three Months Ended September 30 2005	Three Months Ended September 30 2004	Nine Months Ended September 30 2005	Nine Months Ended September 30 2004
Earnings before income taxes and non controlling interest	**$ 22,466**	$ 1,734	**$ 48,192**	$ 27,495
Rate	**37.62%**	38.62%	**37.62%**	38.62%
Computed expected provision for future income taxes	**8,452**	670	**18,130**	10,619
Increase (decrease) in taxes resulting from:				
Non-deductible Crown payments, net of ARTC	**2,877**	2,201	**6,503**	6,039
Resource allowance	**(3,520)**	(1,722)	**(8,420)**	(6,368)
Net income of the Trust and other [1]	**(9,203)**	183	**(20,766)**	(33)
Non-deductible unit-based compensation	**325**	350	**788**	546
Effect of change in tax rate	**(63)**	–	**(219)**	–
	(1,132)	1,682	**(3,984)**	10,803
Capital taxes	**433**	237	**877**	772
Income tax expense/(recovery)	**$ (699)**	$ 1,919	**$ (3,107)**	$ 11,575

[1] Net income of the Trust represents the income of the Trust that is taxed directly in the hands of the unitholders.

8. UNITHOLDERS CAPITAL

(A) Issued and Outstanding

A summary of unitholders' equity for the quarter ended September 30, 2005 is as follows:

	Number of Units (thousands)	Amount
Units outstanding as at December 31, 2004	40,183	$ 298,726
Plan of Arrangement and Trust unit issuance costs	–	(115)
Units issued on conversion of exchangeable shares	106	1,097
Units outstanding as at March 31, 2005	40,289	$ 299,708
Plan of Arrangement and Trust unit issuance costs	–	(136)
Units issued on conversion of exchangeable shares	156	1,403
Fair value of Trust units issued on acquisition of Resolute	24,078	301,332
Units outstanding as at June 30, 2005	64,523	$ 602,307
Plan of Arrangement and Trust unit issuance costs	–	(78)
Units issued on conversion of exchangeable shares	3	31
Units issued on conversion of 6.5% convertible debenture	47	651
Total Trust units as at September 30, 2005	**64,573**	**$ 602,911**

(B) PER UNIT AMOUNTS

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of performance units using the contingently issuable share provisions, stock options according to the treasury stock method, convertible debentures and exchangeable shares using the "if-converted" method. The contingently issuable share provisions use the performance criteria in existence at the end of the period. An adjustment to the numerator of earnings per share amount was required in the diluted calculation to provide for the earnings ($0.7 million for the third quarter and $1.9 million year-to-date) attributable to the non-controlling interest and the interest on the convertible debentures ($1.1 million for the three and nine months ended September 30, 2005). The following table summarizes the Trust units used in calculating net earnings per unit.

(number of units – thousands)	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Weighted average number of units outstanding – basic	**64,533**	40,245	**53,953**	40,076
Effect of stock options/performance units	**334**	682	**195**	550
Trust units issuable on conversion of exchangeable shares	**2,031**	–	**2,105**	–
Trust units issuable on conversion of debentures	**5,016**	–	**1,690**	–
Weighted average number of units outstanding – diluted	**71,914**	40,927	**57,943**	40,626

9. NON-CONTROLLING INTEREST

Upon Esprit's conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares, rather than trust units, if they so elected. Exchangeable shares of the Company are exchangeable at any time, based on the exchange ratio, into Trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the 5 days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet. Their portion of net income is recorded above "net earnings for the period" on the income statement.

On October 1, 2007, the Trust will issue Trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for Trust units during the period and the exchangeable shares' interest in net income for the period:

Exchangeable Shares	Number of Shares (thousands)		Amount
Balance, December 31, 2004	2,048	$	15,731
Exchanged for Trust Units	(102)		(772)
Non-controlling interest in net income	–		558
Balance, March 31, 2005	1,946	$	15,517
Exchanged for Trust Units	(146)		(1,095)
Non-controlling interest in net income	–		640
Balance, June 30, 2005	1,800	$	15,062
Exchanged for Trust Units	(3)		(22)
Non-controlling interest in net income	–		700
Balance, September 30, 2005	1,797	$	15,740
Exchange ratio, end of period	1.12976		
Trust units issuable upon conversion	2,030		

10. FINANCIAL INSTRUMENTS

(a) Commodity Contracts

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place September 30, 2005:

Natural Gas Contracts	Notional Volume GJ/d	Physical/ Financial	Term	Average Price
AECO Fixed Price	20,000	Financial	Oct. 1/05 – Oct. 31/05	$ 7.58
AECO Fixed Price	25,000	Physical	Oct. 1/05 – Oct. 31/05	$ 9.33
AECO Fixed Price	20,000	Financial	Nov. 1/05 – Mar. 31/06	$ 9.76
AECO Fixed Price	7,500	Physical	Nov. 1/05 – Mar. 31/06	$ 10.42
AECO Collar	5,000	Financial	Oct. 1/05 – Oct. 31/05	$ 6.00 – $ 7.35/GJ
AECO Collar	7,000	Financial	Oct. 1/05 – Oct. 31/05	$ 6.00 – $ 7.68/GJ
AECO Collar	2,500	Financial	Nov. 1/05 – Mar. 31/06	$ 7.00 – $ 9.00/GJ
AECO Collar	2,500	Financial	Nov. 1/05 – Mar. 31/06	$ 7.00 – $ 9.50/GJ
AECO Collar	2,500	Financial	Nov. 1/05 – Mar. 31/06	$ 7.50 – $10.50/GJ
AECO Collar	2,500	Financial	Nov. 1/05 – Mar. 31/06	$ 7.50 – $11.00/GJ
AECO Collar	2,500	Financial	Nov. 1/05 – Mar. 31/06	$ 7.50 – $12.45/GJ
AECO Collar	2,500	Financial	Nov. 1/05 – Mar. 31/06	$ 8.00 – $14.00/GJ
AECO Collar	2,500	Financial	Nov. 1/05 – Mar. 31/06	$ 8.00 – $15.20/GJ
AECO Collar	2,500	Financial	Nov. 1/05 – Mar. 31/06	$ 9.00 – $16.70/GJ
AECO Collar	2,500	Financial	April 1/06 – Oct. 31/06	$ 7.50 – $10.10/GJ
AECO Collar	2,500	Financial	April 1/06 – Oct. 31/06	$ 8.00 – $10.25/GJ
AECO Fixed Price	12,500	Financial	April 1/06 – Oct. 31/06	$ 8.87
AECO Fixed Price	2,500	Physical	April 1/06 – Oct. 31/06	$ 9.05

Crude Contracts	Notional Volumes Bbl/d	Type	Term	Price ($Cdn./bbl)
Fixed Price	650	Fixed Price	Nov. 1/05 – Oct. 31/08	$ 71.50

As at September 30, 2005 the Trust would have realized a loss of approximately $34.0 million had all commodity hedging contracts been closed out. At November 1, 2005 the loss that would have resulted from closing all of Esprit's contracts would be approximately $6.5 million.

(b) Fair Value of Financial Instruments

The carrying value of accounts receivable, deposits, accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of bank loans approximate their carrying value as they bear interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The fair value of the convertible debentures outstanding at September 30, 2005 was approximately $106.8 million.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Company is exposed to a floating rate of interest on all of its bank loans.

The Company has no instruments in place at September 30, 2005 to manage the foreign currency and interest rate exposures.

11. UNIT BASED COMPENSATION PLAN

	Number of Performance Units
Balance, December 31, 2004	–
Granted	208,912
Exercised	–
Cancelled	(6,500)
Balance, March 31, 2005	204,412
Granted	259,032
Exercised	–
Cancelled	(7,500)
Balance, June 30, 2005	453,944
Granted	49,589
Exercised	–
Cancelled	(7,115)
Balance, September 30, 2005	496,418

In conjunction with the Arrangement the Trust established a Performance Unit Incentive Plan (the "Plan") for employees, directors, consultants and other service providers of the Trust or its subsidiary. Under the Plan, the trustees may grant up to 5 percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 3.3 million performance units issuable under the Plan. The performance units will vest equally over three years and will include the economic equivalent of distributions for the period. The actual number of trust units issued will be determined based on a number of performance measures including the total unitholder return of the Trust relative to its peers. Performance factors range from zero to 2.5 times the initial performance units granted. The Trust expects to issue units from treasury for both the trust units and distributions earned.

The Trust uses the fair value method for valuing unit based compensation expense. Under this method, compensation cost attributable to performance units granted is measured at the fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. For the three and nine months ended September 30, 2005 the performance factor was assumed to be 1.0 times.

The fair value of the performance units granted during the three and nine month periods ended September 30, 2005 was estimated to be \$0.7 million and \$6.7 million, respectively. For the three and nine month periods ended September 30, 2005, unit-based compensation expense of \$0.9 million and \$2.1 million, respectively, was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to equity when the units are ultimately issued.

12. INTEREST AND FINANCING

The following outlines the components within interest and financing charges:

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Interest on bank loans	$ 1,294	$ 720	$ 3,302	$ 2,569
Interest on Debentures	1,138	–	1,138	–
Amortization of Debenture issue costs	174	–	174	–
Accretion on debt portion of Debentures [1]	71	–	71	–
Total interest and financing charges	$ 2,677	$ 720	$ 4,685	$ 2,569

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB" respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Exemption Number
82-34890

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen B. Soules, Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 9, 2005

(signed) *"Stephen B. Soules"*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number 82-34890

Attention Business/Financial Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Dec. 5 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective December 15, 2005; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.15385 to 1.16760. The increase in the Exchange Ratio is calculated by multiplying the $0.15 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB, T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 17:59e 05-DEC-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces December Cash Distribution

Exemption Number
82-34890

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Dec. 5 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution to unitholders of record on December 30, 2005 will be $0.15 per trust unit. The distribution will be paid on January 16, 2006. The ex-distribution date will be December 28, 2005.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Dan Payne, Business Analyst, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 17:59e 05-DEC-05

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 18:23e 21-DEC-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Jan. 4 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective January 16, 2006; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.16760 to 1.18095. The increase in the Exchange Ratio is calculated by multiplying the $0.15 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 19:40e 04-JAN-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces January Cash Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Jan. 5 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution to unitholders of record on January 31, 2006 will be $0.15 per trust unit. The distribution will be paid on February 15, 2006. The ex-distribution date will be January 27, 2006.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 15:48e 05-JAN-06